                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-36727
PROSPECTUS

                                2,000,000 SHARES

                              [OYO GEOSPACE LOGO]

                                  COMMON STOCK
                            ------------------------

     Of the 2,000,000 shares of common stock, par value $.01 per share (the "Common Stock"), of OYO Geospace Corporation ("OYO Geospace" or the "Company") offered hereby (the "Offering"), 1,000,000 are being sold by the Company and 1,000,000 are being sold by OYO Corporation U.S.A. ("OYO U.S.A." or the "Selling Stockholder"). The Company will not receive any proceeds from the shares of Common Stock sold by the Selling Stockholder. See "Selling Stockholder."

     Prior to the Offering, there has been no public market for the Common Stock. See "Underwriting" for information relating to the factors considered in determining the initial public offering price. The Common Stock has been approved for listing and quotation of the Shares on the Nasdaq National Market under the symbol "OYOG."

      SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=============================================================================================================
                                                                                               PROCEEDS
                                                 UNDERWRITING            PROCEEDS               TO THE
                               PRICE            DISCOUNTS AND             TO THE               SELLING
                             TO PUBLIC          COMMISSIONS(1)          COMPANY(2)          STOCKHOLDER(2)
-------------------------------------------------------------------------------------------------------------
Per Share.............        $14.00                $0.98                 $13.02                $13.02
-------------------------------------------------------------------------------------------------------------
Total (3).............      $28,000,000           $1,960,000           $13,020,000           $13,020,000
=============================================================================================================

(1) The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses payable proportionately by the Company and the Selling Stockholder estimated to be $500,000.

(3) Each of the Company and the Selling Stockholder has granted the Underwriters a 30-day option to purchase up to an additional 150,000 shares of Common Stock (aggregate of 300,000 shares) on the same terms and conditions as set forth above solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the Price to Public, Underwriting Discounts and Commissions, Proceeds to the Company and Proceeds to the Selling Stockholder, before deducting expenses, will be $32,200,000, $2,254,000, $14,973,000 and $14,973,000, respectively. See "Underwriting."
                            ------------------------

     The shares of Common Stock are offered severally by the Underwriters named herein subject to prior sale, when, as and if delivered to and accepted by the Underwriters subject to their right to reject any order in whole or in part, and subject to certain other conditions. It is expected that delivery of the shares of Common Stock will be made at the offices of Rauscher Pierce Refsnes, Inc., Dallas, Texas, on or about November 26, 1997.
RAUSCHER PIERCE REFSNES, INC.
                                  RAYMOND JAMES & ASSOCIATES, INC.
                            ------------------------

               THE DATE OF THIS PROSPECTUS IS NOVEMBER 20, 1997.

                               (PRODUCT PICTURES)

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH COMMON STOCK, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus gives effect to a 4,000-for-one exchange of the Common Stock (the "Stock Split"), effected September 30, 1997 in contemplation of the Offering. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. Unless the context indicates otherwise, all references to the "Company" or "OYO Geospace" refer to OYO Geospace Corporation, a Delaware corporation, and its subsidiaries and predecessor entities. Certain seismic and technical terms used in this Prospectus are defined in the "Glossary" appearing elsewhere herein.

                                  THE COMPANY
GENERAL

     OYO Geospace Corporation designs and manufactures instruments and equipment used in the acquisition and processing of seismic data. The Company has been in the seismic instrument and equipment business since 1980, and markets its products primarily to the oil and gas industry worldwide. The Company's product lines currently include geophones and hydrophones, seismic leader wire, geophone string connectors, thermal imaging products and small data acquisition systems targeted at niche markets. The Company's products are compatible with most major seismic data acquisition systems currently in use, and sales result primarily from seismic contractors purchasing the Company's products as peripheral components of new data acquisition systems or to replace or upgrade peripheral components of data acquisition systems already in use. The Company believes that its products are among the most technologically advanced instruments and equipment available for seismic data acquisition.

     The Company has recently introduced a line of high resolution, wide format thermal plotters for use in the commercial graphics industry. This product line is an outgrowth of its seismic thermal imaging product line. In addition, OYO Geospace plans to expand its product lines with the commencement of seismic telemetric cable manufacturing in fiscal 1998. The Company has begun producing and testing seismic telemetric cable, and these products are in the final stages of development. The Company also plans to expand its product lines further through research and development and through selective acquisitions, focusing in the areas of (i) seismic instruments and equipment used in time lapse 3-D seismic data acquisition (the acquisition of 3-D seismic data repeated in the same area over time in order to track fluid movement in a reservoir), (ii) three-axis seismic data acquisition (the acquisition of seismic data on three axes to determine rock properties and fluid types) and (iii) borehole seismology (the process of generating and/or recording seismic waves in existing well bores).

PRODUCTS

     The Company designs, manufactures and markets geophones and hydrophones. Geophones are seismic sensor devices that detect energy from the earth's subsurface. The Company's GS-20DX geophone, which the Company still manufactures and sells, historically was the Company's standard geophone. Since 1992, the Company has introduced the more advanced GS-30CT and GS-32CT geophones, which provide greater geophone-to-geophone uniformity, lower signal distortion and substantially tighter tolerances on key geophone parameters. This improved signal quality allows customers to take full advantage of the capabilities of 24-bit 3-D seismic data acquisition systems. Hydrophones are seismic sensors that respond to changes in pressure associated with a seismic signal and are used to acquire seismic data in water. The Company manufactures a line of hydrophones for use primarily in swamps, rivers, bays and transition zones.

     The Company also designs and manufactures multi-strand seismic leader wire (composed of up to four wire strands) used to construct geophone and hydrophone strings and designs, manufactures and markets geophone and hydrophone string connectors used to connect geophone or hydrophone strings to a seismic data collection unit.

     In addition, the Company designs, manufactures and markets two lines of seismic products based on thermal imaging technology: (i) a line of digital field monitors, sometimes referred to in the seismic industry as "field cameras," which are used to display seismic data during the recording process to assure quality control, and (ii) a line of seismic plotters employed in connection with seismic data processing. The Company believes that it is the leading manufacturer of thermal plotters for the seismic industry. As an outgrowth of its seismic thermal imaging product line, the Company has developed wide format 400 dots-per-inch ("dpi") and 600 dpi thermal plotters for use in the commercial graphics industry. Such commercial graphics applications include the newsprint, screen print and corrugated print industries. The Company believes that it is the only manufacturer of wide format 600 dpi thermal plotters for use in commercial graphics applications.

SEISMIC INDUSTRY OVERVIEW

     Seismic data is the principal source of information used by geoscientists to map potential or existing oil and gas bearing formations and the geologic structures that surround them. Seismic data is used primarily in connection with the exploration, development and production of oil and gas. The process of seismic data acquisition is conducted in several stages. First, an energy source imparts seismic waves into the earth, reflections of which are received and measured by geophones and hydrophones. Electrical signals generated by the geophones and hydrophones are then transmitted through leader wire, geophone and hydrophone string connectors and telemetric cable to data collection units, which store information for processing and analysis.

     The Company believes that several important trends have impacted the seismic industry in recent years and will have positive effects on the Company's business. First, the outsourcing of seismic instrument and equipment manufacturing operations by large geophysical contractors has substantially increased the Company's universe of potential customers. Second, one of the primary advancements in the 3-D seismic data acquisition process has been the trend toward larger and higher resolution surveys, requiring higher channel counts and resulting in the use of more geophones, hydrophones, leader wire, connectors and telemetric cable. Third, the increased size and expense of seismic surveys has caused a continuing consolidation of geophysical contractors resulting in a number of larger, better capitalized contractors that utilize greater quantities of sophisticated seismic instruments and equipment. Finally, declining computing equipment costs are making 3-D seismic technology available to a larger number of independent oil and gas companies, improving demand for 3-D seismic surveys and seismic instruments and equipment.

NEW SENIOR MANAGEMENT

     To position OYO Geospace for increased growth, the Company recently hired a new senior management team headed by Gary D. Owens, Chairman of the Board, President and Chief Executive Officer. Prior to joining OYO Geospace in August 1997, Mr. Owens served in various positions with Input/Output, Inc. ("Input/Output"), a leading manufacturer of seismic data acquisition systems and related equipment, from 1977 to May 1997, most recently as President and Chief Executive Officer. Other recent additions to the Company's senior management team include Michael J. Sheen, Vice President and Chief Technical Officer, and Thomas T. McEntire, Chief Financial Officer. Mr. Sheen served in various positions at Input/Output from 1977 to June 1997, most recently as Senior Vice President and Chief Technical Officer. Mr. McEntire served in senior financial positions for APS Holding Corporation, a nationwide distributor of automotive parts and accessories, from 1990 to September 1997, most recently as Financial Controller.

BUSINESS STRATEGY

     The Company's new senior management team has developed a business strategy designed to accelerate the Company's rate of growth. Pursuant to this strategy, the Company will seek to:

      - Significantly Expand Manufacturing Capacity of Existing Products -- The Company plans to commence a 45,000 square foot expansion of one of the Company's Houston-based manufacturing facilities in the first quarter of fiscal 1998. Planned for completion in the third quarter of fiscal 1998, the expansion will significantly increase the Company's geophone, hydrophone and multi-strand leader wire manufacturing capacity.

      - Expand Product Lines -- In fiscal 1998, the Company intends to construct or lease additional facilities to diversify its manufacturing capability to include five-strand leader wire and telemetric cable used in the land and marine seismic data acquisition markets.

      - Increase Research and Development Investment -- During fiscal years 1995 through 1997, the Company's research and development investment averaged $2.1 million per annum or 6.1% of revenues. Management intends to increase such expenditures gradually in future periods, with an emphasis on the development of new technologies to serve the rapidly emerging markets for time lapse 3-D seismic data acquisition, three-axis seismic data acquisition and borehole seismology surveys.

      - Continue to Develop Non-Seismic Markets for the Company's
        Technologies -- OYO Geospace has committed significant resources to adapt the Company's thermal imaging products for use in commercial graphics applications. Management believes that the development of additional non-seismic applications for its technologies will diversify the Company's revenue base and expose the Company to larger markets.

      - Selectively Pursue Niche Acquisitions -- Management intends to supplement the Company's internal growth through the acquisition of manufacturers of seismic-related products. While the seismic equipment industry has undergone consolidation in recent years, the industry continues to be populated by numerous niche manufacturers, certain of which may become available for acquisition by the Company. However, OYO Geospace is not presently in discussions with any potential acquisition candidates, and no assurances can be made that any acquisitions will be available to the Company on attractive terms.

                               THE PARENT COMPANY

     The Company currently is a wholly-owned indirect subsidiary of OYO Corporation, a Japanese public company ("OYO Japan") established in 1957 and engaged in the business of providing geo-engineering and consulting services primarily for geological analysis of the earth's subsurface for construction projects. The Company has historically benefited from its relationship with OYO Japan through financial support, a favorable supply contract and shared technological resources. The Company expects the supply contract and, to the extent relevant, shared technology with OYO Japan to continue upon consummation of the Offering; however, the Company anticipates that it will not rely on OYO Japan for financial support. Upon completion of the Offering, OYO Japan will own indirectly approximately 59% of the outstanding Common Stock through its wholly-owned subsidiary, OYO U.S.A.

     The Company's principal executive offices are located at 7334 North Gessner Road, Houston, Texas 77040, and its telephone number is (713) 939-9700.

                                  THE OFFERING

Common Stock offered by the
Company.............................     1,000,000 shares

Common Stock offered by Selling
  Stockholder(1)....................     1,000,000 shares

Common Stock to be outstanding after
the Offering(2).....................     5,068,000 shares

Use of proceeds.....................     To expand the Company's existing
                                         manufacturing facilities, construct,
                                         lease or purchase additional facilities
                                         to expand product lines, repay certain
                                         short-term indebtedness and for general
                                         corporate purposes. See "Use of
                                         Proceeds."

Nasdaq National Market Symbol.......     OYOG
---------------

(1) The Company will not receive any proceeds from the sale of Common Stock by OYO U.S.A. See "Selling Stockholder."

(2) Includes an aggregate of 68,000 shares of restricted stock to be granted to certain key employees in connection with the Offering pursuant to the Company's 1997 Key Employee Stock Option Plan. Does not include an aggregate of 432,000 additional shares reserved for issuance pursuant to that plan and the Company's 1997 Non-Employee Director Plan, of which options to purchase an aggregate of 187,000 shares are to be issued at the closing of the Offering. See "Management -- Key Employee Stock Option Plan."

                             SUMMARY FINANCIAL DATA

                                                                   YEAR ENDED SEPTEMBER 30,
                                                              -----------------------------------
                                                                1995         1996         1997
                                                              ---------    ---------    ---------
                                                                (IN THOUSANDS, EXCEPT SHARE AND
                                                                      PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Sales.......................................................  $  32,615    $  30,878    $  41,049
Cost of sales...............................................     18,909       17,278       24,239
                                                              ---------    ---------    ---------
Gross profit................................................     13,706       13,600       16,810
Operating expenses:
  Selling, general and administrative.......................      5,854        6,729        8,084
  Research and development..................................      1,988        1,959        2,392
  Bad debt expense (recovery)(1)............................      1,013        2,860       (4,228)
                                                              ---------    ---------    ---------
Total operating expenses....................................      8,855       11,548        6,248
                                                              ---------    ---------    ---------
Net income from operations..................................      4,851        2,052       10,562
Other income (expense), net.................................       (931)        (466)          63
                                                              ---------    ---------    ---------
Income before income taxes..................................      3,920        1,586       10,625
Provision for income taxes..................................      1,579          577        4,003
                                                              ---------    ---------    ---------
Net income..................................................  $   2,341    $   1,009    $   6,622
                                                              =========    =========    =========
Net income per share........................................  $     .59    $     .25    $    1.66
                                                              =========    =========    =========
Weighted average shares outstanding as restated for stock
  split.....................................................  4,000,000    4,000,000    4,000,000
CASH FLOW DATA:
Net cash provided by operating activities...................  $     809    $     485    $   9,998
Net cash used in investing activities.......................     (1,066)      (1,944)      (5,602)
Net cash provided by (used in) financing activities.........        332        1,211       (2,671)
OTHER FINANCIAL DATA:
Depreciation and amortization...............................  $     891    $   1,025    $   1,470
EBITDA(2)...................................................      5,263        3,013       12,701
Capital expenditures........................................      1,391        2,063        6,396


                                                                AS OF SEPTEMBER 30, 1997
                                                              ----------------------------
                                                              HISTORICAL    AS ADJUSTED(3)
                                                              ----------    --------------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................................   $16,140         $28,910
Total assets................................................    35,078          46,348
Short-term debt.............................................     1,500              --
Stockholders' equity........................................    25,100          37,870


---------------


(1) Includes $2.8 million in the year ended September 30, 1996, reflecting a provision for loss on notes receivable from Grant Geophysical, Inc. ("Grant"), thereby reducing the carrying balance of such notes to zero. The total amount of indebtedness on such notes as of September 26, 1997, including accrued interest, was $6.8 million. On September 26, 1997, the Company received $6.2 million in conjunction with such notes and related interest income, resulting in a recovery, net of $1.0 million in purchase credit concessions, of $5.2 million (including interest of $0.7 million and reimbursement of legal fees of $0.1 million). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 4 to the Notes to the Consolidated Financial Statements contained elsewhere in this Prospectus.


(2) EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. EBITDA is not a measure of cash flow as determined by generally accepted accounting principles ("GAAP"). EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP or as an indicator of the Company's operating performance or liquidity. Certain items excluded from EBITDA are significant components in understanding and assessing the Company's financial performance, such as a Company's cost of capital and tax structure, as well as historic costs of depreciable assets, none of which are components of EBITDA. The Company's computation of EBITDA may not be comparable to other similarly titled measures of other companies. The Company believes that EBITDA is a measure of operating performance followed by securities analysts and may also be used by investors to measure the Company's ability to meet future debt service requirements, if any. Management believes EBITDA provides useful supplemental information about the Company's operations because it provides a measure of a company's ability to service any debt incurred.


(3) As adjusted to reflect the Offering and the application of the net proceeds therefrom.

                                  RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should consider carefully the following factors in evaluating an investment in the Common Stock. Statements made in this Prospectus that are not historical facts are forward-looking statements. Such statements include those relating to the Company's future plans and expected events, outcomes and results. Although the Company believes it has a reasonable basis for each such statement, such statements are by their nature subject to risks and uncertainties, including those described below, and the Company cannot and does not provide any assurance as to such plans or expected events, outcomes or results. Prospective purchasers should therefore exercise caution in making an investment decision.

VOLATILITY OF OIL AND GAS EXPLORATION ACTIVITY

     Demand for the Company's products is dependent primarily upon the level of worldwide oil and gas exploration activity. That activity, in turn, is dependent primarily upon prevailing oil and gas prices. Historically, the markets for oil and gas have been volatile, and such markets are likely to continue to be volatile. Oil and gas prices are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels, political conditions in the Middle East, the foreign supply of oil and gas, the price of foreign imports and overall economic conditions. It is impossible to predict future oil and gas price movements with certainty. Accordingly, no assurance can be given as to the level of future demand for the Company's products. See "Business -- Seismic Industry Overview."

RAPID TECHNOLOGICAL EVOLUTION AND PRODUCT OBSOLESCENCE

     The markets for seismic instruments and equipment are characterized by continual and rapid technological developments that have resulted in, and will likely continue to result in, substantial improvements in product function and performance. The Company believes that its future success is dependent upon its ability to continue to (i) improve its existing product lines, (ii) address the increasingly sophisticated needs of its customers, (iii) maintain a reputation for technological leadership and (iv) maintain market acceptance. The Company also believes that its success will depend on its ability to anticipate changes in technology and industry standards and to respond to technological developments on a timely basis, either internally or through strategic alliances. Current competitors or new market entrants may develop new technologies, products or standards that could render the Company's products obsolete. There can be no assurance that the Company will be successful in developing and marketing, on a timely and cost effective basis, product enhancements or new products that respond to technological developments, that are accepted in the marketplace or that comply with industry standards.

HIGHLY COMPETITIVE MARKETS

     The markets for the Company's products are highly competitive and characterized by continual and rapid changes in technology. Many of the Company's existing and potential competitors have substantially greater marketing, financial and technical resources than the Company. Additionally, one of the Company's competitors currently offers a broader range of seismic instruments and equipment for sale and markets this equipment as a "packaged" data acquisition system. The Company does not now offer for sale such a complete "packaged" data acquisition system. Further, certain of the Company's competitors offer financing arrangements to customers on terms that the Company may not be able to match. In addition, new competitors may enter the market and competition could intensify. For example, a former joint venture partner of the Company in the People's Republic of China is capable of manufacturing a geophone similar to the Company's older model geophone, the GS-20DX, and, since such venture has now been terminated by mutual agreement, may attempt to market such geophone outside of China and in competition with the Company. There can be no assurance that sales of the Company's products will continue at current volumes or prices if its current competitors or new market entrants introduce new products with better features, performance, price or other characteristics than the Company's products. Competitive pressures or other factors also may result in significant price competition that could have a material adverse effect on the Company's results of operations. See "Business -- Products and Competition."

LIMITATIONS ON PRODUCTION CAPACITY; INCREASED DELIVERY TIMES

     The Company's production capacity and ability to fill orders for its products timely is limited by its equipment, the size of its production facilities and its human resources. These resources are in turn restricted by the availability of the capital and time required to increase capacity, particularly to construct or build out additional facilities. Although the Company strives to fill orders for its products within 60 days of the date they are received, in recent months the Company has taken 90 days or longer to deliver on certain orders due to its limited capacity to meet an increased number and size of orders. There can be no assurance that the Company will have sufficient capital and resources to expand its production capacity and return its delivery times to levels it considers appropriate. Further, the Company's current increased delivery times may result in a loss of the Company's customers. Finally, if the Company is able to increase its production capacity, there can be no assurance that demand for its products will remain sufficiently high for it to realize an appropriate return on the capital expended to increase capacity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

LIMITED MARKET AND CUSTOMER CONCENTRATION

     The Company markets its products to seismic contractors and large, independent and government-owned oil and gas companies. The Company estimates, based on published industry sources, that fewer than 100 seismic contracting companies are currently operating worldwide (excluding those operating in Russia and the former Soviet Union, India, the People's Republic of China and certain Eastern European countries, where seismic data acquisition activity is difficult to verify). Partly as a result of these market factors, a relatively small number of customers has accounted for most of the Company's sales. The loss of certain customers would be material to the Company's sales. See
"Business -- Products and Competition" and "Business -- Markets and Customers."

FLUCTUATIONS IN QUARTERLY PERFORMANCE

     Historically, the rate of new orders for the Company's products has varied substantially from quarter to quarter. Moreover, the Company typically operates and expects to continue to operate on the basis of orders in hand for its products before commencing substantial manufacturing "runs"; hence the timing of orders can significantly impact the operating results and cash flow for any quarter and can further adversely impact the Company's manufacturing capability and expense levels. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

CREDIT RISKS OF CUSTOMER FINANCING

     The Company has in the past incurred significant write-offs in its accounts receivables due to customer credit problems. The Company is subject to special credit risks as to certain of its customers, as the Company has found it necessary from time to time to extend trade credit to long-term customers and others where some risks of nonpayment or late payment exist. There can be no assurances that sufficient aggregate amounts of uncollectible receivables and bad debt write-offs will not have a material adverse effect on the Company's results of operations in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Business -- Markets and Customers" and Note 4 of Notes to Consolidated Financial Statements.

UNCERTAINTY OF PATENT PROTECTION

     The Company has applied for and holds certain patents relating to its seismic data acquisition and other products. There is no assurance that the Company's patents will prove enforceable, that any patents will be issued for which application has been made or that competitors will not develop functionally similar technology outside the protection of any patents the Company has or may obtain. See "Business -- Intellectual Property."

RISKS AND DIFFICULTIES OF FOREIGN MARKETING

     The Company's sales by its foreign subsidiaries accounted for approximately 17% of the Company's sales during each of fiscal 1996 and 1997. Additionally, the Company's United States subsidiaries engage in some export sales. Substantially all of the Company's sales from the United States are made in U.S. dollars, but from time to time the Company may make sales in foreign currencies and may, therefore, be subject to foreign currency fluctuations on its sales. In addition, net assets reflected on the balance sheet of the Company's Canadian subsidiary are subject to currency fluctuations. Foreign sales are subject to special risks inherent in doing business outside of the United States, including the risk of war, civil disturbances, embargo and government activities, all of which may disrupt markets. Foreign sales are also generally subject to the risk of compliance with additional laws, including tariff regulations and import and export restrictions. Sales in certain foreign countries require prior United States government approval in the form of an export license. There can be no assurance that the Company will not experience difficulties in connection with future foreign sales.

RELIANCE ON SINGLE SUPPLIER AS TO ONE PRODUCT AND ON OTHER VENDORS

     Most of the Company's products incorporate certain products or technology supplied in part by third parties. To the extent the Company experiences any significant supply or quality control problems with its vendors, such problems could have a significant adverse effect on the Company's ability to meet future production and sales commitments.

     Currently, a single, unaffiliated Japanese company is the sole supplier of a key component of the Company's line of wide-format thermal plotters. Because of its historic relationship with this supplier, OYO Japan purchases this component from this supplier and resells it to the Company. If the Company were unable to obtain adequate supplies of these components from this supplier, the Company could experience delays or reductions in production and increased expenses while the Company redesigns its thermal plotters, all of which could have an adverse effect on the financial performance of the Company. If the Company were unable to identify an alternative source to this supplier or to redesign its thermal plotter to utilize a different component without diminution in product performance, the Company's ability to compete in the wide-body thermal plotter market could be significantly affected. In addition, payments for the component are required to be made in Japanese yen. Accordingly, there exists some risk of foreign currency fluctuation, which could increase the cost to the Company of the component. For the foreseeable future, the aggregate amount of such purchases are expected to be approximately $3.0 million per year. See "Business -- Suppliers" and "Relationship with OYO Japan and Related Transactions."

FUTURE UNAVAILABILITY OF HISTORICAL SOURCES OF FINANCING

     Prior to the Offering, the Company has been operated as an indirect wholly-owned subsidiary of OYO Japan and has relied on the financial support of OYO Japan to assist in financing its acquisitions and operations. After the Offering it is anticipated that the Company will not rely on OYO Japan for financial support. No assurance can be given that additional financing will not be required or that, if required, it will be available to the Company on economically acceptable terms. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

CONTROL BY PRINCIPAL STOCKHOLDER

     Upon completion of the Offering, OYO Japan will own indirectly in the aggregate approximately 59% of the outstanding Common Stock (55% if the Underwriters' over-allotment option is exercised in full). Accordingly, OYO Japan, through its wholly-owned subsidiary OYO U.S.A., will be able to elect all of the directors of the Company and to control the Company's management, operations and affairs. See "Security Ownership of Management and Principal Stockholder." The Company currently has, and will continue to have, a variety of contractual relationships with OYO Japan and its affiliates. See "Relationship With OYO Japan and Related Transactions."

UNCERTAINTY OF ACQUISITION STRATEGY

     The Company anticipates that it will selectively pursue acquisitions of manufacturers of seismic-related products. Nevertheless, there can be no assurance that attractive acquisitions will be available to the Company at reasonable prices or that any completed acquisition will ultimately prove to be a successful undertaking by the Company.

DEPENDENCE UPON KEY PERSONNEL

     The Company believes that its success is dependent upon attracting and retaining highly skilled professionals. A number of the Company's employees are highly skilled engineers and other professionals, and the failure of the Company to continue to attract and retain such professionals could adversely affect the Company's continued ability to compete in the industry. In addition, the Company believes that its success will depend to a significant extent upon the abilities and efforts of several new members of its senior management who joined the Company subsequent to August 1997, one of whom is the President and Chief Executive Officer of the Company. See "Management." For information concerning certain allegations made by the former employer of two members of this new management team, See "Business -- Legal Proceedings."

HISTORICAL ABSENCE OF PUBLIC MARKET

     Prior to the Offering, there has been no public market for the Common Stock. Although application has been made for inclusion of the Common Stock on the Nasdaq National Market, there can be no assurance that an active trading market will develop, or, if developed, will continue upon completion of the Offering. The initial public offering price of the Common Stock will be determined by negotiations between the Company and the Underwriters and may not be indicative of the market price of the Common Stock after the Offering. For a discussion of the factors to be considered in determining the initial public offering price, see "Underwriting." The market price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly and yearly operating results, the success of the Company's business strategy, general trends in the oil and gas industry, competition, product obsolescence, changes in federal regulations affecting the Company or the oil and gas industry and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of affected companies. These broad fluctuations may adversely affect the market price of the Common Stock.

POSSIBLE ADVERSE EFFECT ON MARKET PRICE OF ANTI-TAKEOVER PROVISIONS

     OYO Geospace's Restated Certificate of Incorporation and Bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors rather than pursue non-negotiated takeover attempts. These provisions may have the effect of delaying, deferring or preventing a change in control of the Company whether or not such person chooses to negotiate with the Board of Directors and may adversely affect the market price of the Common Stock. The provisions include authorized blank check preferred stock, the denial of the use of written consents, a classified Board of Directors and restrictions on removal of directors. See "Description of Capital Stock."

POTENTIAL ADVERSE EFFECT ON MARKET PRICE OF SHARES ELIGIBLE FOR FUTURE SALE

     Immediately following the Offering, 5,068,000 shares of Common Stock will be outstanding (5,218,000 shares if the Underwriters' over-allotment option is exercised in full). In addition, an aggregate of 432,000 unissued shares have been reserved for issuance pursuant to the Company's 1997 Key Employee Stock Option Plan and 1997 Non-Employee Director Plan, of which options to purchase an aggregate of 187,000 shares are to be issued at the closing of the Offering. The Company intends to register the shares issuable under these plans pursuant to the Securities Act. The 2,000,000 shares of Common Stock offered hereby, together with any shares issued upon exercise of the Underwriters' over-allotment option or under the Company's stock plans, will be eligible for resale in the public market without restriction under the Securities

Act, except to the extent that those shares are acquired by affiliates of the Company. All of the remaining outstanding shares of Common Stock will be subject to resale in accordance with Rule 144 under the Securities Act. Sales of a substantial number of shares of Common Stock may adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale" and "Underwriting."

IMMEDIATE AND SUBSTANTIAL DILUTION

     A purchaser of Common Stock in the Offering will experience an immediate and substantial dilution in the net tangible book value of its shares of approximately $6.63 per share. See "Dilution."

LACK OF DIVIDENDS

     The Company expects to retain cash generated from operations to support its cash needs and does not anticipate the payment of any dividends on the Common Stock for the foreseeable future. See "Dividend Policy."

                                  THE COMPANY

HISTORY

     OYO Japan first entered the North American market in 1980 with a start-up geophone manufacturing business. Beginning in 1983, OYO Japan's North American operations were conducted through a wholly-owned holding company, OYO U.S.A. In 1986, OYO U.S.A. acquired the geophone and hydrophone operations of AMF Geo Space Corporation, a leading U.S. manufacturer of geophones. In 1988, these acquired operations and the Company's separate geophone operations were merged to form what is now Geo Space Corporation ("Geo Space"), a wholly-owned subsidiary of the Company. Geo Space currently manufactures geophones and hydrophones and related accessories such as geophone cases. OYO U.S.A. also acquired from AMF in 1986 the nucleus of what is currently OYO Instruments, Inc. ("OYO Instruments"), another wholly-owned subsidiary of the Company. At the time of its acquisition, OYO Instruments produced a single thermal plotter line. In addition to an expanded line of thermal plotters, OYO Instruments also currently manufactures and distributes other thermal display instruments, such as digital field monitors and small data acquisition systems, and a line of high resolution wide format thermal plotters for use in commercial graphics applications. In 1988, OYO U.S.A. acquired Houston Geophysical Products, Inc. ("HGPI").

     The Company was incorporated on September 27, 1994. The Company was organized upon the contribution to it of all the outstanding shares of stock of the subsidiaries of OYO U.S.A. that were engaged in seismic instrument and equipment businesses and certain related assets and liabilities. In contemplation of the Offering, the Company has recently undergone an internal corporate restructuring to more fully separate itself from OYO Japan and OYO U.S.A. See "Relationship with OYO Japan and Related Transactions." In preparing its capital structure for the Offering, the Company effected the Stock Split. References to "the Company" in this Prospectus relate to the business now carried on by the Company and its subsidiaries and previously carried on by their predecessors. The Company's principal executive offices are located at 7334 North Gessner Road, Houston, Texas 77040, and its telephone number is (713) 939-9700.

OYO JAPAN

     OYO Japan is principally engaged in providing geo-engineering and consulting services in Japan and the Far East in connection with construction projects. OYO Japan provides soil investigation, foundation investigation and other engineering services, primarily in connection with the protection of structures and facilities from earthquake damage or damage resulting from underground soil conditions. See "Relationship With OYO Japan and Related Transactions." As a result of the Offering, the Company will operate independently of OYO Japan.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,000,000 shares of Common Stock offered by the Company are estimated to be approximately $12.8 million (approximately $14.8 million if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discounts and estimated expenses payable by the Company.

     The Company intends to use approximately $3.0 million of the net proceeds to fund a planned expansion of its primary manufacturing facility, $1.0 million to construct, lease or purchase additional facilities and equipment to diversify its manufacturing capability to include five-strand leader wire and telemetric cable and $1.5 million to repay short-term debt. The Company intends to use the remainder of the net proceeds to meet higher working capital requirements associated with expanded capacity and new product lines, and for other general corporate purposes, including potential acquisitions.

     All of the $1.5 million in short-term debt to be repaid from the net proceeds of the Offering was incurred in connection with the purchase by the Company of real properties from affiliates of OYO Japan in September 1997. This debt bears interest at a variable LIBOR-based rate (6.2% as of October 31, 1997) and matures on a rolling 30-day basis. The real properties purchased consist of the Company's principal plants and certain adjacent properties. See "Relationship With OYO Japan and Related Transactions."

     Pending the application of the net proceeds of the Offering, the Company will invest the net proceeds in investment-grade, short-term, interest-bearing securities.

     The Company believes that the combination of cash flow from operations, credit facilities it expects to enter into and the net proceeds of the Offering should provide the Company with sufficient capital resources and liquidity to fund its operations for fiscal 1998 and support an acquisition and expansion program and otherwise carry out the Company's business strategy as described elsewhere in this Prospectus. However, there can be no assurance that the Company will be able to obtain a credit facility on terms that it considers reasonable or that, even if such a facility is effected, such sources of capital will be sufficient to support an acquisition and expansion program in fiscal 1998 or in the long-term, and the Company may be required to issue additional debt or equity securities in the future to meet its capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                DIVIDEND POLICY

     The Company has not paid cash dividends since its formation and does not anticipate that cash dividends will be paid in the foreseeable future since the Company presently intends to retain any future earnings to finance the expansion and continuing development of its business. The declaration and payment in the future of any cash dividends will be at the election of the Company's Board of Directors and will depend upon the earnings, capital requirements and financial position of the Company, future loan covenants, general economic conditions and other pertinent factors.

                                    DILUTION


     The net tangible book value of the Company at September 30, 1997, was $24.1 million, or $6.02 per share of Common Stock. After giving effect to the sale by the Company of 1,000,000 of the Shares (and after deducting the underwriting discounts and estimated offering expenses payable by the Company and the Selling Stockholder), the net tangible book value at such date would have been $36.9 million, or $7.37 per share of Common Stock. This represents an immediate increase in net tangible book value of $1.35 per share to OYO U.S.A. and an immediate dilution of $6.63 per share to investors purchasing shares in the Offering.


     The following table illustrates this dilution per share of Common Stock to investors purchasing shares in the Offering:


Initial public offering price per share.....................               $14.00
  Net tangible book value per share as of September 30,
     1997...................................................   $6.02
  Increase per share attributable to the sale of shares
     offered hereby.........................................    1.35
                                                               -----
Pro forma net tangible book value per share after the
  Offering..................................................                 7.37
                                                                           ------
Dilution in net tangible book value per share to New
  Investors.................................................               $ 6.63
                                                                           ======


                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1997, and as adjusted to reflect transactions as indicated. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements (including the Notes thereto) included elsewhere in this Prospectus.


                                                               AS OF SEPTEMBER 30, 1997
                                                              ---------------------------
                                                              HISTORICAL   AS ADJUSTED(1)
                                                              ----------   --------------
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                AND PER SHARE AMOUNTS)
Short-term debt.............................................   $ 1,500        $    --
Stockholders' equity:
  Preferred stock, 1,000,000 shares authorized, no shares
     issued and outstanding.................................        --             --
  Common stock, $.01 par value, 20,000,000 shares
     authorized, 4,000,000 shares issued and outstanding
     (5,000,000 issued and outstanding as adjusted).........        40             50
  Additional paid-in capital................................     9,785         22,545
  Retained earnings.........................................    15,554         15,554
  Cumulative foreign currency translation adjustments.......      (279)          (279)
                                                               -------        -------
          Total stockholder's equity........................    25,100         37,870
                                                               -------        -------
          Total capitalization..............................   $25,100        $37,870
                                                               =======        =======


---------------


(1) As adjusted to reflect the Offering and the application of the net proceeds therefrom.

                            SELECTED FINANCIAL DATA

     The following selected consolidated financial data for each of the years in the three-year period ended September 30, 1997 have been derived from audited Consolidated Financial Statements of the Company. The Statement of Operations Data for the years ended September 30, 1995, 1996 and 1997 and the Balance Sheet as of September 30, 1996 and 1997 were derived from the Company's audited Consolidated Financial Statements appearing elsewhere in this Prospectus. The selected consolidated financial data shown below as of September 30, 1993 and 1994, and for the years then ended, are derived from unaudited Consolidated Financial Statements of the Company. In the opinion of management of the Company, such unaudited financial information includes all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company's results of operations for the periods then ended and the Company's financial position as of such dates. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and the related Notes thereto included elsewhere in this Prospectus.

                                                              YEAR ENDED SEPTEMBER 30,
                                         ------------------------------------------------------------------
                                            1993          1994          1995          1996          1997
                                         ----------    ----------    ----------    ----------    ----------
                                                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Sales................................    $   18,649    $   29,072    $   32,615    $   30,878    $   41,049
Cost of sales........................        12,787        15,690        18,909        17,278        24,239
                                         ----------    ----------    ----------    ----------    ----------
Gross profit.........................         5,862        13,382        13,706        13,600        16,810
Operating expenses:
  Selling, general and
    administrative...................         5,179         6,035         5,854         6,729         8,084
  Research and development...........         1,582         1,697         1,988         1,959         2,392
  Bad debt expense (recovery)(1).....            --            73         1,013         2,860        (4,228)
  Write-down of investment in foreign
    joint venture....................            --         1,712            --            --            --
                                         ----------    ----------    ----------    ----------    ----------
         Total operating expenses....         6,761         9,517         8,855        11,548         6,248
                                         ----------    ----------    ----------    ----------    ----------
Income (loss) from operations........          (899)        3,865         4,851         2,052        10,562
Other income (expense), net..........          (300)          (95)         (931)         (466)           63
                                         ----------    ----------    ----------    ----------    ----------
Income (loss) before income taxes....        (1,199)        3,770         3,920         1,586        10,625
Provision (benefit) for income
  taxes..............................          (398)        1,487         1,579           577         4,003
                                         ----------    ----------    ----------    ----------    ----------
Net income (loss)....................    $     (801)   $    2,283    $    2,341    $    1,009    $    6,622
                                         ==========    ==========    ==========    ==========    ==========
Net income (loss) per share..........    $     (.20)   $      .57    $      .59    $      .25    $     1.66
                                         ==========    ==========    ==========    ==========    ==========
Weighted average shares outstanding
  as restated for stock split........     4,000,000     4,000,000     4,000,000     4,000,000     4,000,000

                                                                AS OF SEPTEMBER 30,
                                         ------------------------------------------------------------------
                                            1993          1994          1995          1996          1997
                                         ----------    ----------    ----------    ----------    ----------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital......................    $    8,883    $    6,099    $    9,266    $   10,718    $   16,140
Total assets.........................        19,373        19,208        24,259        26,272        35,078
Short-term debt, including current
  portion of long-term debt..........         1,187         2,779         2,932         3,124         1,500
Long-term debt.......................         8,799         8,140         7,818         7,919            --
Stockholder's equity.................         6,742         3,399         6,241         8,628        25,100

---------------

(1) Includes $1.5 million in the year ended September 30, 1992 and $2.8 million in the year ended September 30, 1996, reflecting a provision for loss on notes receivable from Grant, thereby reducing the carrying balance of such notes to zero. The total amount of indebtedness on such notes as of September 26, 1997, including accrued interest, was $6.8 million. On September 26, 1997, the Company received $6.2 million in conjunction with such notes and related interest income, resulting in a recovery, net of $1.0 million in purchase credit concessions, of $5.2 million. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- Liquidity and Capital Resources" and Note 4 to the Notes to the Consolidated Financial Statements contained elsewhere in this Prospectus.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following analysis of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements and Notes related thereto included elsewhere in this Prospectus.

OVERVIEW

     In recent years, the seismic equipment industry has undergone change as a result of an increasing reliance by seismic contractors on 3-D data acquisition systems with greater channel capacity. Because each channel of data requires at least one geophone string to provide the input signal, the shift to larger channel 3-D data acquisition systems has resulted in an increase in demand for geophones, hydrophones, leader wire, geophone string connectors and telemetric cable. The trend toward the use of seismic data acquisition systems with greater channel capacity, coupled with higher seismic acquisition activity levels, has also stimulated demand for the Company's other seismic related products.

     The Company has recently developed and introduced new products for both the seismic industry and for other applications that have contributed to increased revenues.

RESULTS OF OPERATIONS

     The following table sets forth for fiscal 1995, 1996 and 1997, the percentage of certain income statement items to total sales:

                                                           PERCENTAGE OF TOTAL SALES
                                                          ---------------------------
                                                           YEAR ENDED SEPTEMBER 30,
                                                          ---------------------------
                                                          1995       1996       1997
                                                          -----      -----      -----
Sales...............................................      100.0%     100.0%     100.0%
Cost of sales.......................................       58.0       56.0       59.0
Gross profit........................................       42.0       44.0       41.0
Selling, general and administrative.................       17.9       21.8       19.7
Research and development............................        6.1        6.3        5.8
Bad debt expense (recovery).........................        3.1        9.3      (10.2)
Income from operations..............................       14.9        6.6       25.7
Other income (expense), net.........................       (2.9)      (1.5)       0.2
Income before income taxes..........................       12.0        5.1       25.9
Provision for income taxes..........................        4.8        1.8        9.8
Net income..........................................        7.2        3.3       16.1

  Year Ended September 30, 1997 Compared to Year Ended September 30, 1996.

     Sales for fiscal 1997 were $41.0 million, an increase of $10.1 million, or 32.9%, from $30.9 million in fiscal 1996. The increase in sales was attributable primarily to increased demand for the Company's products.

     Cost of sales for fiscal 1997 was $24.2 million, an increase of $6.9 million, or 40.3%, from $17.3 million in fiscal 1996. Cost of sales increased as a percentage of total revenues to 59.0% in fiscal 1997 from 56.0% in fiscal 1996. Such percentage increase is the result of increased sales of products containing higher manufacturing costs.

     Operating expenses for fiscal 1997 were $6.2 million, a decrease of $5.3 million, or 45.9%, from $11.5 million in fiscal 1996, primarily as a result of a $4.4 million recovery on a note receivable previously written off. Operating expenses decreased as a percentage of total revenues to 15.2% in fiscal 1997 from 37.4% in fiscal 1996. Selling, general and administrative expenses for fiscal 1997 were $8.1 million, an increase of $1.4 million, or 20.1%, from $6.7 million in fiscal 1996. Selling, general and administrative expenses decreased as a percentage of total revenue to 19.7% in fiscal 1997 from 21.8% in fiscal 1996, principally reflecting the impact of high sales volume and the leveraging of certain fixed expenses. Research and development expenses for fiscal 1997 were $2.4 million, an increase of $0.4 million, or 22.1%, from $2.0 million in fiscal 1996. Research and development expenses decreased as a percentage of total sales to 5.8% in fiscal 1997 from 6.3% in fiscal 1996, principally reflecting increased sales in the Company's geophone and thermal imaging product lines.

     Bad debt expense for fiscal 1997 was a recovery of $4.2 million compared to a charge of $2.9 million in fiscal 1996. The fiscal 1996 bad debt expense relates principally to a single customer, Grant Geophysical, Inc. ("Grant"), who sought protection under the United States bankruptcy laws in December 1996. As a result, the Company recorded a bad debt charge of $2.8 million in fiscal 1996 in addition to a bad debt charge of $1.5 million relating to Grant recorded in fiscal 1992. The Company's claim against Grant was purchased (without recourse to the Company) from the Company by a third party for $6.2 million in cash on September 26, 1997. In connection with this transaction, the Company issued $1.0 million in purchase credit concessions to Grant, which is reflected on the Company's consolidated balance sheet as a current liability at September 30, 1997. The remaining recovery, net of the $1.0 million purchase credit concession, has been recorded as a bad debt recovery of $4.4 million, interest income of $0.7 million and legal fee recovery of $0.1 million. The impact of transactions with Grant on sales and net income for fiscal 1997 were $0.7 million and $3.2 million, respectively. The impact of transactions with Grant on sales and net income (loss) for fiscal 1996 were $3.2 million and $(1.1) million, respectively.

     The Company's effective tax rate for the year ended September 30, 1997 was 37.7% compared to 36.4% for fiscal 1996. Such increase represents higher state income taxes in 1997.

  Year Ended September 30, 1996 Compared to Year Ended September 30, 1995.

     Sales for fiscal 1996 were $30.9 million, a decrease of $1.7 million, or 5.3% from $32.6 million in fiscal 1995. The decrease was attributable to reduced demand for the Company's thermal imaging and geophone connector products.

     Cost of sales for fiscal 1996 were $17.3 million, a decrease of $1.6 million, or 8.6%, from $18.9 million in fiscal 1995. Cost of sales decreased as a percentage of total revenues to 56.0% in 1996 from 58.0% in 1995, principally attributable to increased prices on geophone and thermal imaging product lines.

     Operating expenses for fiscal 1996 were $11.5 million, an increase of $2.7 million, or 30.4%, from $8.9 million in fiscal 1995. Operating expenses increased as a percentage of total revenues to 37.4% in 1996 from 27.1% in 1995. Selling, general and administrative expenses for fiscal 1996 were $6.7 million, an increase of $0.9 million, or 14.9%, from $5.9 million in fiscal 1995. Selling, general and administrative expenses increased as a percentage of total revenue to 21.8% in 1996 from 17.9% in 1995, principally reflecting lower sales volume and higher incentive compensation expenses. Research and development expenses for fiscal 1996 remained relatively constant at $2.0 million.

     Bad debt expense for fiscal 1996 was $2.9 million, an increase of $1.9 million, or 182.3% from $1.0 million in fiscal 1995. Such increase relates principally to the $2.8 million Grant bad debt charge discussed above. The impact of transactions with Grant on sales and net income (loss) for fiscal 1996 were $3.2 million and $(1.1) million, respectively. The impact of transactions with Grant on sales and net income for fiscal 1995 were $1.5 million and $0.4 million, respectively. There were no Grant bad debt charges/recoveries in fiscal 1995.

     The Company's effective tax rate in fiscal 1996 was 36.4% compared to 40.3% in fiscal 1995. The decrease in the effective tax rate principally relates to adjustments to deferred tax assets relating to temporary differences in the recognition of certain state income tax deductions.

LIQUIDITY AND CAPITAL RESOURCES

     At September 30, 1997, the Company had $2.5 million in cash and cash equivalents. For the year ended September 30, 1997, cash provided by operating activities was $10.0 million principally consisting of net income of $6.6 million and the noncash impact of deferred income taxes and depreciation and amortization totaling $3.0 million. The principal uses of cash in operations during this period were to fund an approximate $3.2 million increase in accounts and notes receivable and inventories, principally relating to seismic products. These increases were due principally to higher sales levels during fiscal 1997 compared to fiscal 1996. While the Company typically does not maintain substantial inventory and operates on an order-in-hand basis with respect to most of its products, it does increase its inventory of components from time to time, as it makes judgements as to demand, to assure continuous and ready supplies. Specifically, at September 30, 1997, the Company maintained higher than normal inventory levels relating to thermal plotters and related components. Additionally, the Company experienced higher accounts receivable because of longer payment terms with certain commercial graphics customers and a greater volume of sales with such extended payment terms. This use of cash to fund the increases in receivables and inventories was offset by $3.3 million of increases in accrued expenses and income tax payable.

     For the year ended September 30, 1997, the Company used approximately $5.6 million in investing activities, comprising capital expenditures of approximately $6.4 million less approximately $0.8 million in proceeds from the sale of rental equipment and other property, plant and equipment. Included in capital expenditures is the purchase of $2.5 million of land, buildings and equipment from affiliates. The Company expects that its capital expenditures in fiscal 1998 to support currently existing product lines and develop new product lines will be $6.0 million, including $3.0 million for the construction of an additional manufacturing facility.

     Financing activities for the year ended September 30, 1997 used $2.7 million of cash, principally consisting of the repayment of notes payable to related parties of $9.7 million partially offset by $5.6 million of cash received from OYO U.S.A. for outstanding receivables and additional capital contributions. In addition, the Company borrowed $1.5 million from banks.

     At September 30, 1996, the Company had $0.8 million in cash and cash equivalents. For the year ended September 30, 1996, cash provided by operating activities was $0.5 million, principally consisting of net income of $1.0 million, adjusted for the noncash items (principally depreciation and amortization and bad debt expense) totaling $3.1 million, offset by $3.6 million of net increases in working capital, principally receivables and inventories.

     For the year ended September 30, 1996, the Company used approximately $1.9 million in investing activities primarily consisting of capital expenditures of $2.1 million, the purchase of an affiliated entity for $1.0 million less $1.1 million in proceeds from the sale of rental equipment and property, plant and equipment.

     Financing activities provided $1.2 million for the year ended September 30, 1996 principally due to payments received from OYO U.S.A.

     At September 30, 1995, the Company had $1.0 million in cash and cash equivalents. For the year ended September 30, 1995, cash provided by operating activities was $0.8 million, principally consisting of $2.3 million of net income, the noncash impact of depreciation and amortization and bad debt expense totaling $1.9 million, offset by $3.4 million of net increases in working capital, principally composed of increases in receivables, inventories and accounts payable.

     For the year ended September 30, 1995, the Company used $1.1 million in investing activities primarily consisting of capital expenditures of $1.4 million less approximately $0.3 million in proceeds from the sale of rental equipment and other property, plant and equipment.

     The Company intends to use approximately $3.0 million of the net proceeds of the Offering to fund a planned expansion of its primary manufacturing facility, approximately $1.0 million to construct, lease or purchase additional facilities and equipment to diversify its manufacturing capability to include five-strand leader wire and telemetric cable and $1.5 million to repay short-term debt. The Company intends to use the remainder of the net proceeds to meet higher working capital requirements associated with expanded capacity and new product lines, and for other general corporate purposes, including potential acquisitions. As the Company has not yet started an acquisition program, it is not able to estimate the elements of an acquisition program, or the costs thereof. Moreover, the Company may use its equity securities in connection with any potential acquisition.


     Although the Company strives to fill orders for its products within 60 days of the date they are received, in recent months the Company has taken 90 days or longer to deliver on certain orders due to its limited capacity to meet an increased number and size of orders. While the increase in order fill time has not adversely affected the Company's results of operations or liquidity in any period covered by the Consolidated Financial Statements included elsewhere in this Prospectus, it has limited the Company's growth in sales, thereby limiting growth in cash provided by operations. The Company expects that its planned expansion will increase its capacity and adequately address the Company's increased order fill time. The Company also expects this planned expansion and increased production to result in higher working capital requirements.


     At September 30, 1997, the Company had $1.5 million of outstanding bank indebtedness, all of which is expected to be repaid from the net proceeds of the Offering. See "Use of Proceeds". Historically, the

Company has relied on various intercompany arrangements with OYO U.S.A. for its financing requirements pursuant to which no interest was paid to or from OYO U.S.A. After the Offering, the Company expects that OYO Japan will no longer guarantee any indebtedness for the Company's benefit. However, the Company expects to be able to obtain new working capital lines of credit with one or more banks (which, if secured, would be secured solely by the Company's assets), given the Company's favorable balance sheet after the application of the proceeds of the Offering. Additionally, the Company may seek to arrange additional financing in conjunction with acquisitions or material internal expansion. While no committed lines of credit are currently in place, the Company believes that its favorable balance sheet after the Offering will be sufficient to support such lines of credit. However, there can be no assurance that such facilities will be available to the Company on terms the Company considers reasonable or that such facilities will not increase the Company's cost of capital over historical periods.

     On September 26, 1997, the Company received $6.2 million on certain notes receivable that had been fully charged to bad debt expense in 1992 and 1996. These notes receivable had been from a single customer, Grant Geophysical, Inc. ("Grant"), who sought protection under the United States bankruptcy laws in 1996. The Company's claim against Grant was purchased by a third party for cash. In connection with this transaction, the Company issued $1.0 million in purchase credit concessions to Grant, which is reflected on its balance sheet as a current liability at September 30, 1997. See Note 4 to the Notes to the Consolidated Financial Statements, contained elsewhere in this Prospectus.

     The Company is investigating the purchase of a facility for new office space and for certain research and development activities. The Company estimates that the cost of this facility, if it is purchased, will be approximately $1.3 million. The Company expects to finance this purchase through a loan from a commercial bank to be secured by the facility.

     The Company believes that the combination of cash flow from operations, credit facilities it expects to enter into and the net proceeds of the Offering should provide the Company with sufficient capital resources and liquidity to fund its operations for fiscal 1998 and support an acquisition and expansion program as described elsewhere in this Prospectus. However, there can be no assurance that such sources of capital will be sufficient to support an acquisition and expansion program in fiscal 1998 or in the long-term or otherwise support the Company's capital requirements, and the Company may be required to issue additional debt or equity securities in the future to meet its capital requirements.

     Inflation has not had a significant impact on the Company's operations to date.

RECENT ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"). SFAS 128 changes the computation of earnings per share and requires dual presentation of basic and diluted earnings per share. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. SFAS 128 is not expected to have a material impact on the Company's earnings per share.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. It requires (a) classification of the components of other comprehensive income by their nature in a financial statement and (b) the display of the accumulated balance of the other comprehensive income separate from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS 130 is effective for years beginning after December 15, 1997 and is not expected to have a material impact on the Company's financial statements.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company has not determined the impact of SFAS 131 on its financial reporting practices.

                                    BUSINESS

GENERAL

     OYO Geospace Corporation designs and manufactures instruments and equipment used in the acquisition and processing of seismic data. The Company has been in the seismic instrument and equipment business since 1980, and markets its products primarily to the oil and gas industry worldwide. The Company's product lines currently include geophones and hydrophones, seismic leader wire, geophone string connectors, thermal imaging products and small data acquisition systems targeted at niche markets. The Company's products are compatible with most major seismic data acquisition systems currently in use, and sales result primarily from seismic contractors purchasing the Company's products as peripheral components of new data acquisition systems or to replace or upgrade peripheral components of data acquisition systems already in use. The Company believes that its products are among the most technologically advanced instruments and equipment available for seismic data acquisition.

     The Company has recently introduced a line of high resolution, wide format thermal plotters for use in the commercial graphics industry. This product line is an outgrowth of its seismic thermal imaging product line. In addition, OYO Geospace plans to expand its product lines with the commencement of seismic telemetric cable manufacturing in fiscal 1998. The Company has begun producing and testing seismic telemetric cable, and such products are in the final stages of development. The Company also plans to expand its product lines further through research and development and through selective acquisitions, focusing in the areas of (i) seismic instruments and equipment used in time lapse 3-D seismic data acquisition (the acquisition of 3-D seismic data repeated in the same area over time in order to track fluid movement in a reservoir), (ii) three-axis seismic data acquisition (the acquisition of seismic data on three axes to determine rock properties and fluid types) and (iii) borehole seismology (the process of generating and/or recording seismic waves in existing well bores). The Company estimates that it will incur approximately $1.0 million in capital expenditures to acquire sufficient equipment to allow it to produce and market seismic telemetric cable in commercial quantities. The other targeted expansions of the Company's product lines are in the planning and development stage, and the Company is unable to estimate its capital investment requirements in those regards or whether such expansions will be undertaken through strategic acquisitions.

     To position OYO Geospace for increased growth, the Company recently hired a new senior management team headed by Gary D. Owens, Chairman of the Board, President and Chief Executive Officer. Prior to joining OYO Geospace in August 1997, Mr. Owens served in various positions with Input/Output, Inc. ("Input/Output"), a leading manufacturer of seismic data acquisition systems and related equipment, from 1977 to May 1997, most recently as President and Chief Executive Officer. Other recent additions to the Company's senior management include Michael J. Sheen, Vice President and Chief Technical Officer, and Thomas
T. McEntire, Chief Financial Officer. Mr. Sheen served in various positions at Input/Output from 1977 to June 1997, most recently as Senior Vice President and Chief Technical Officer. Mr. McEntire served in senior financial positions for APS Holding Corporation, a nationwide distributor of automotive parts and accessories, from 1990 to September 1997, most recently as Financial Controller.

BUSINESS STRATEGY

     The Company's new senior management team has developed a business strategy designed to accelerate the Company's rate of growth. Pursuant to this strategy, the Company will seek to:

     - Significantly Expand Manufacturing Capacity of Existing Products -- The Company plans to commence a 45,000 square foot expansion of one of the Company's Houston-based manufacturing facilities in the first quarter of fiscal 1998. Planned for completion in the third quarter of fiscal 1998, the expansion will significantly increase the Company's geophone, hydrophone and multi-strand leader wire manufacturing capacity.

     - Expand Product Lines -- In fiscal 1998, the Company intends to construct or lease additional facilities to diversify its manufacturing capability to include five-strand leader wire and telemetric cable used in the land and marine seismic data acquisition markets.

     - Increase Research and Development Investment -- During fiscal years 1995 through 1997, the Company's research and development investment averaged $2.1 million per annum or 6.1% of revenues. Management intends to increase such expenditures gradually in future periods, with an emphasis on the development of new technologies to serve the rapidly emerging markets for time lapse 3-D seismic data acquisition, three-axis seismic data acquisition and borehole seismology surveys.

     - Continue to Develop Non-Seismic Markets for the Company's
       Technologies -- OYO Geospace has committed significant resources to adapt the Company's thermal imaging products for use in commercial graphics applications. Management believes that the development of additional non-seismic applications for its technologies will diversify the Company's revenue base and expose the Company to larger markets.

     - Selectively Pursue Niche Acquisitions -- Management intends to supplement the Company's internal growth through the acquisition of manufacturers of seismic-related products. While the seismic equipment industry has undergone consolidation in recent years, the industry continues to be populated by numerous niche manufacturers, certain of which may become available for acquisition by the Company. However, OYO Geospace is not presently in discussions with any potential acquisition candidates, and no assurances can be made that any acquisitions will be available to the Company on attractive terms.

SEISMIC INDUSTRY OVERVIEW

     Seismic data is the principal source of information used by geoscientists to map potential or existing oil and gas bearing formations and the geologic structures that surround them. Seismic data is used primarily in connection with the exploration, development and production of oil and gas. The process of seismic data acquisition is conducted in several stages. First, an energy source imparts seismic waves into the earth, reflections of which are received and measured by geophones and hydrophones. Electrical signals generated by the geophones and hydrophones are then transmitted through leader wire, geophone and hydrophone string connectors and telemetric cable to data collection units, which store information for processing and analysis.

     The Company believes that several important trends have impacted the seismic industry in recent years and will have positive effects on the Company's business. First, the outsourcing of seismic instrument and equipment manufacturing operations by large geophysical contractors has substantially increased the Company's universe of potential customers. Second, one of the primary advancements in the 3-D seismic data acquisition process has been the trend toward larger and higher resolution surveys, requiring higher channel counts and resulting in the use of more geophones, hydrophones, leader wire, connectors and telemetric cable. Third, the increased size and expense of seismic surveys has caused a continuing consolidation of geophysical contractors resulting in a number of larger, better capitalized contractors that utilize greater quantities of sophisticated seismic instruments and equipment. Finally, declining computing equipment costs are making 3-D seismic technology available to a larger number of independent oil and gas companies, improving demand for 3-D seismic surveys and seismic instruments and equipment.

THE SEISMIC DATA ACQUISITION PROCESS

     The diagram set forth below depicts the "data chain" pertaining to seismic data acquisition and processing. Following the diagram from left to right, an energy source imparts seismic energy into the earth and sensors receive reflections of such energy from subsurface formations and transmit energy through leader wires, connectors and telemetric cables to a sequential chain of data handling devices, which ultimately produce information for analysis.

                               SEISMIC DATA CHAIN

                            SEISMIC DATA CHAIN CHART

  Current Methods

     The oil and gas exploration and development process typically begins with the selection of a defined geographical area and the collection and analysis of various types of data, including seismic and well log data, that may provide information as to the existence and location of potential oil and gas reservoirs within the target area. Seismic data is the principal source of information used by geoscientists to map potential oil and gas bearing formations and the geologic structures that surround them. Seismic data is acquired over a wide area by directing seismic waves into the earth and measuring the response as these seismic waves reflect from subsurface geologic features. Because seismic waves reflect differently from different types of subsurface formations, measurements of these reflections can be used to construct a model of the subsurface structure.

     In seismic data acquisition, an energy source is used to impart seismic waves into the earth. For land systems, this energy source is either vibroseis or an explosive charge. In marine environments, a device called an air gun is used to generate the seismic waves. The reflections of these seismic waves are received and measured by seismic sensors, either geophones (typically on land) or hydrophones (in water), which convert the reflected seismic waves into an electrical signal. Geophones are typically enclosed in a plastic or polyurethane case. A land geophone case may include a metal spike for positioning and coupling to the ground. Hydrophones are typically attached inside a streamer cable or attached to a bottom cable by a marine connector. For land systems, a string of geophones is generally used as the seismic sensor. The electrical output of each geophone string becomes the electrical input for one recording channel, or "trace," of seismic data. A geophone string typically consists of six to twelve geophones connected by electrically conductive cable, called "leader wire," and is terminated into a geophone string connector. Geophones measure the ground motion caused by the seismic wave reflection and convert this movement of the earth into an analog electrical signal, which is passed along the leader wire to the geophone string connector. The leader wire is then connected by multi-stand telemetric cable to a remote data collection unit. This multi-strand telemetric cable is typically 50 to 300 meters in length and is connected by cable connectors. Typically, six channels of analog seismic data will feed into a remote data collection unit, which then digitizes the analog signal and transmits it via telemetric cable and cable connectors to a central electronics unit, where all of the data from the seismic survey is stored in digital form, generally on magnetic tape. In marine environments, cable and cable connectors are also utilized to transmit the data. In transition zone and shallow depths, bottom cables are laid on the subsea floor. In deeper waters, cables called "streamers" are towed behind vessels equipped with an on-board data recording system. Both land and marine data recording systems will typically utilize a field data monitor to enable the seismic contractor to evaluate the quality of the data received before the crew moves to the next recording location.

     After the seismic data is collected, it is processed and analyzed with sophisticated computer imaging software to generate images of the subsurface lithology and structure being investigated. These images are then displayed using field cameras and plotters. Monochrome plotters are generally used to display preliminary evaluations. Color plotters are generally used to display final interpretations of the data.

  Developing Methods

     Time Lapse 3-D Seismic Data Acquisition. The 3-D seismic data acquisition process is being developed for use in characterizing producing reservoirs by repeating the process over the same area during the life of the reservoir and comparing the results to earlier surveys. Differences in the surveys are used to identify changes in the reservoir caused by production and the effects of enhanced recovery techniques and allow reservoir engineers to more efficiently drain the reservoir.

     Three-Axis Seismic Data Acquisition. The 3-D seismic data acquisition process is being further developed to expand seismic data acquisition from a single axis direction to 3-axis direction by positioning three geophones on the "x", "y" and "z" axes. The additional information provided by this process allows for the possible interpretation of rock properties (permeability and porosity) and fluid types (oil, gas and water).

     Borehole Seismology. An alternative method of seismic data acquisition, borehole seismology, employs techniques that place either the energy source, the seismic sensors or both into an existing borehole. The sensors are placed near or within the rock formation being surveyed to achieve better seismic imaging of rock properties and geologic structures. Seismic detector systems used in reservoir characterization include high quality multi-level borehole systems capable of near real-time data telemetry to advanced seismic recorders at the surface. Techniques employed in reservoir monitoring include monitoring natural or induced microseismic activity, vertical seismic profile (energy source at the surface, sensor in the wellbore), reverse vertical seismic profile (energy source in the wellbore, sensors on the surface), crosswell seismic imaging (energy source in one well, sensor in another well), single well seismic imaging (energy source and sensor in the same wellbore) and various combinations of these methods.

PRODUCTS AND COMPETITION

     OYO Geospace's core products are instruments and equipment that either measure some aspect of the physical environment or display such a measurement in a usable manner. The principal focus of the Company is seismic measurement; however, the Company has also applied its technology in certain other industries.

  Instruments and Equipment

     The Company is one of the world's leading manufacturers and distributors of geophones and hydrophones (sometimes collectively referred to as seismic "sensors"), along with ancillary equipment such as geophone cases and connectors. Sensors accounted for approximately 54% of the Company's sales in each of fiscal 1995, 1996 and 1997.

     Geophones. Geophones are electromagnetic sensor devices that detect energy from the earth's subsurface. A magnet is attached to the inside frame of the geophone, which is fixed as securely as possible to the earth's surface so that it will move in unison with the earth in response to seismic reflections. A coil of wire is suspended within the magnetic field by springs from the inside frame of the geophone and is the inertial element. The relative motion between the magnetic field produced by the permanent magnet and the coil produces a voltage, with the voltage being proportional to the velocity of the motion.

     The Company's GS-20DX geophone, which the Company still manufactures and sells, historically was the Company's standard geophone. However, because new data acquisition systems, such as the 24-bit 3-D systems, are capable of acquiring much more data with greater accuracy than conventional 2-D systems, the Company determined that a more uniform and precise geophone would result in better signal quality and, hence, better subsurface imaging. Since 1992, the Company has introduced its GS-30CT and GS-32CT geophones, which provide greater geophone-to-geophone uniformity, lower signal distortion and substantially tighter tolerances on key geophone parameters. This improved signal quality allows customers to take full advantage of the capabilities of 24-bit 3-D acquisition systems. The use of 24-bit recording techniques makes possible the recording of higher fidelity seismic signals by means of increasing the number of bits (each "bit" is a binary digit or unit of information, e.g., a "zero" or "one") in the digital data stream.

     The Company's geophones are also used in certain industrial and geo-engineering applications such as intrusion detection, structural evaluation and vibration monitoring. In fiscal 1997, the Company derived approximately $1.1 million in revenue from sales of geophones outside the seismic markets.

     The Company offers a warranty on its geophones against defects in materials and workmanship for a period of three years. The Company believes that this is the longest manufacturer's warranty available for such products in the seismic industry.

     Hydrophones. Hydrophones use piezoelectric materials (which are materials that can create an electrical charge as a result of subjecting them to mechanical stress) which respond to changes in pressure associated with a seismic signal. The Company manufactures a line of hydrophones for use primarily in swamps, rivers, bays and transition zones.

     Geophone and Hydrophone String Connectors. Geophone and hydrophone string connectors are used to electrically connect a group of geophones or hydrophones to a seismic data recording system. These connectors are either input connectors, which are attached to a data recording instrument directly or through telemetric cable, or output connectors installed on geophones or hydrophones. Approximately 80% of the Company's connector revenues are from the sale of output connectors. Typically, a string of twelve geophones will have one output connector attached to the end of the string.

     Geophone and hydrophone string connectors must be rugged and highly resistant to both water entry and electrical leakage. The Company was the first to develop, successfully patent and sell a single-unit paralleling connector, the KC2 line of connectors, which allows users to electrically connect more than one geophone string into a single recording channel. In certain environments, optimal signal quality requires up to six geophone strings per channel. The Company's extensive line of single-unit paralleling connectors greatly simplifies the linking of multiple geophone strings per channel. Geophone and hydrophone string connectors accounted for approximately 11%, 10% and 12% of the Company's sales in fiscal 1995, 1996 and 1997, respectively.

  Competition for Seismic Instruments and Equipment

     The Company's principal competitors for geophones, hydrophones and geophone string connectors are Input/Output, Inc. and Mark Products. The Company believes that it is one of the largest manufacturers and distributors of geophones, hydrophones and geophone string connectors in the world. In addition to the competitors named above, certain manufacturers of marine streamers also manufacture hydrophones for their own use.

     The Company believes that the principal competitive factors in the seismic instruments and equipment market are technological superiority, product durability and reliability and customer service and support. Price and product delivery are also important considerations for customers. These factors can be offset by a customer's standardization preferences. In general, particular customers prefer to standardize geophones and hydrophones, particularly if they are used by a single seismic crew or multiple crews that can support each other. This is a factor in the ability of a geophone or hydrophone manufacturer to gain market share from other such manufacturers.

     A key competitive factor for land field instruments and equipment, and to a lesser degree for marine instruments and equipment, is durability under harsh field conditions. Especially for land data acquisition systems, the field instruments and equipment must not only meet rigorous technical specifications regarding signal integrity and sensitivity, but must also be extremely rugged and durable to withstand the rigors of field use, often in harsh environments.

     With respect to competition concerning geophones, the Company and an agency of the government of the People's Republic of China agreed in 1995 to terminate a joint venture for the manufacturer of geophones in China based on the design for the Company's GS-20DX geophone. Whereas previously the joint venture company was restricted to marketing such geophones in China, the former joint venture partner currently has the capability and legal right to manufacture and market them without restriction. Although the GS-20DX geophone has been superseded by the more technologically advanced GS-30CT and GS-32CT geophones, which the former joint venture partner has no capabilities or rights to produce, the Company continues to manufacture and sell limited quantities of the GS-20DX geophone and, therefore, may experience some competition with respect to this older model geophone. The Company is unable to predict the extent or effect of any such competition.

  Data Handling Devices

     The Company is a leading manufacturer and distributor of three lines of seismic instruments that handle or manipulate seismic data, two of which involve thermal imaging.

     Thermal Imaging Products. The Company designs, manufacturers and sells two lines of products based on thermal imaging technology: (i) a line of digital field monitors, sometimes referred to in the seismic industry as "field cameras" and (ii) a line of office plotters. Thermal imaging is based on a computer-controlled process called "rasterization," whereby an image to be portrayed is divided into a number of dots per inch. Each dot is defined to be either light or dark. This "rasterized" data is then transmitted to the printhead, which consists of small resistors, called "nibs," whose density corresponds to the dpi rasterization density. A chemically treated heat-sensitive medium, usually either paper or film, is advanced on a roller under the printhead. The rasterized data generates instructions which turn each nib either on or off as the medium is advanced. If the nib is on, it generates heat resulting in a black dot on the paper or film. A nib which is off does not produce a mark. The greater the number of dots per inch, the clearer and more precise the image produced. Most of the Company's products are capable of either 400 or 600 dpi image clarity.

     The Company manufactures a line of digital field monitors. Digital field monitors are PC-based units capable of rapid data rasterization and display of seismic data using thermal plotting technology. The Company's DFM-480-P uses a Pentium microprocessor. These compact units are generally used by seismic and other geophysical contractors and their customers for quality assurance during the acquisition of seismic data. Because of the cost of moving a seismic crew from one location to another, it is critical that seismic data be reviewed in the field to measure the data quality and determine if a re-shoot is necessary before moving to the next location. The Company's digital field monitors are compatible with most seismic data acquisition systems. Product durability and performance, low maintenance requirements and environmental safety are the principal competitive factors regarding digital field monitors.

     The Company also manufactures and sells a complete range of direct thermal raster plotters for office or field use with printhead widths ranging from 8 inches to 54 inches. These monochrome plotters are used primarily by seismic and other geophysical contractors and users of seismic data to inspect and evaluate seismic data, often during processing and before final presentation of the seismic images. Although color plotters are often used to portray seismic data in its final presentation form, monochrome thermal plotters are preferable for use during seismic data processing and in other applications because of their substantially lower price and operating cost, their low maintenance requirements and environmental safety. Additionally, the Company's thermal plotters are designed to be rugged and highly durable. The principal competitive factors affecting a customer's choice of thermal plotters are product performance and technological superiority, while price has historically been a less important competitive factor.

     The Company believes that it is one of the largest providers of thermal imaging products to the seismic industry. Principal competitors include Atlantek, Calcomp and Veritas for office plotters, and Veritas, Ref Tek and Seistronix for field monitors.

     The Company also has successfully adapted its thermal plotting technology originally developed for the seismic industry for applications in the newsprint, silkscreen and corrugated printing industries. Using new dry film technology developed in conjunction with a film manufacturer, the Company believes that its wide format thermal printers are a cost-effective alternative to conventional equipment. The Company expects to continue its research and development activities directed toward expanding the markets for its thermal imaging products, including increasing the dpi image clarity of its products. Thermal plotters accounted for approximately 26%, 31% and 30% of the Company's sales in fiscal 1995, 1996 and 1997, respectively.

     Data Acquisition Systems. The Company manufactures and sells a seismic data acquisition system identified as the model DAS-1, which is capable of recording and processing up to 144 channels of data. The DAS-1 was originally designed to satisfy the needs of the geo-engineering market, which generally focuses on relatively shallow subsurface structures. However, the DAS-1 has also been used by oil and gas seismic contractors as a cost-effective way to collect and process data using state-of-the-art 24-bit technology for 2-D seismic applications. Because of their high cost, larger channel systems such as the Input/Output System Two, which are capable of collecting and processing over 2,000 channels of data, are not always efficient for use in seismic data surveys requiring fewer channels. The Company believes that the relative cost of the DAS-1 is a principal competitive advantage over larger channel capacity data acquisition systems. Technological superiority and product performance are principal competitive factors.

MANUFACTURING OPERATIONS AND FACILITIES

     The Company manufactures or assembles its products and spare parts and renovates and repairs instruments at its various facilities in the United States and Canada. The Company's manufacturing and products assembly operations consist of machining or molding the necessary component parts, configuring these parts along with components received from various vendors and assembling a final product. Upon completion, the final products undergo functional and environmental testing to the extremes of product specifications and final quality assurance inspection. Because the Company normally manufactures and ships based on customer orders, the Company maintains no significant inventory of finished goods.

     The principal design, manufacturing and assembly operations of the Company are conducted at the following locations.

                                        APPROXIMATE
                             OWNED/     FLOOR SPACE
         LOCATION            LEASED    (SQUARE FEET)                  PRINCIPAL USE
         --------            ------    -------------                  -------------
Houston, Texas.............  Owned        32,800        Corporate headquarters, manufacturing and
                                                          sales
Houston, Texas.............  Leased       34,000        Manufacturing and sales
Houston, Texas.............  Owned        11,000        Manufacturing and sales
Calgary, Alberta, Canada...  Owned        21,000        Rentals and warehouse

     The corporate headquarters and sensor manufacturing space in Houston, Texas, and the geophone string rental and warehouse space in Calgary, Alberta, Canada were recently purchased from affiliates of OYO Japan for an aggregate purchase price of $2.4 million. See "Relationship With OYO Japan and Related Transactions." The Company plans to commence a 45,000 square foot expansion of its primary facility in Houston, Texas in the first quarter of fiscal 1998 for an estimated cost of $3.0 million. The expansion is expected to be completed in the third quarter of fiscal 1998. The Company is also contemplating the purchase of a facility for new office space and for certain research and development activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Following such additions, the Company believes that its owned and leased facilities will be adequate for its current and immediately projected needs.

SUPPLIERS

     Although the Company is not presently experiencing any supply or quality control problems with its suppliers, such problems could have a significant effect on its ability to meet production and sales commitments. Certain items are currently provided by only one vendor. Although the Company believes it maintains an adequate inventory of these single source items, the loss of ready access to any of these items could temporarily disrupt the Company's ability to manufacture and sell certain products. In particular a Japanese manufacturer unaffiliated with the Company is the only current supplier of wide format printheads for the Company's wide format thermal plotters. If this supplier were no longer to supply these printheads or was unable or unwilling to supply such items in sufficient quantity to meet the Company's requirements, the Company's ability to compete in the wide format thermal plotting market could be severely impeded. See "Risk Factors -- Reliance on Single Supplier as to One Product and on Other Vendors."

MARKETS AND CUSTOMERS

     The Company's principal customers are seismic contractors or major, independent and government owned oil and gas companies that either operate their own seismic crews or specify specific seismic instrument and equipment preferences to contractors. In addition to the seismic industry, the Company sells its wide format thermal plotters for use in the newsprint, silkscreen and corrugated printing industries. To date, the Company has sold these products primarily to equipment distributors that focus on these industries.

     The Company sells its products through a direct sales force consisting of Company employees and through several international third-party sales representatives responsible for key geographic areas. Sales personnel generally have industry experience or expertise. In addition, the Company sells certain seismic instruments on a nonexclusive basis through OYO Japan and its affiliates.

     In general, products are sold on standard 30-day credit terms. However, in order to meet competitive pressures, sales are also made on extended term credit arrangements. Under certain circumstances, certain of the Company's customers have been unable to pay the Company under agreed terms, causing the Company to agree to arrangements for extended payment terms. In the past, the doubtful collectibility of certain accounts relating to sales or leases of seismic instruments and equipment have resulted in material financial losses reflected in the Company's financial statements. Additionally, the Company rents geophone strings in Canada to seismic contractors operating there. The Company's rental terms are generally based on days usage of the equipment by the customer, with rental payments being due on standard 30-day credit terms.

     Although the Company strives to fill orders for its products within 60 days of the date they are received, in recent months the Company has taken 90 days or longer to deliver on certain orders due to its limited capacity to meet an increased number and size of orders. The Company expects to increase its capacity in fiscal 1998 through the expansion of existing facilities and possibly through the construction or lease of additional facilities. See "Risk Factors -- Limitations on Production Capacity; Increased Delivery Times" and "Use of Proceeds."

     Grant accounted for 10.4% of the Company's sales in fiscal 1996. No other single customer has accounted for 10% or more of the Company's sales in any of the past three fiscal years.

     For information on the Company's foreign operations, see note 14 to the Notes to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.

REGULATION

     The Company's operations are subject to numerous local, state and federal laws and regulations concerning the containment and disposal of hazardous materials. The Company does not foresee the need for significant expenditures to ensure continued compliance with current environmental protection laws. Regulations in this area are subject to change, and there can be no assurance that future laws or regulations will not have a material adverse effect on the Company.

INTELLECTUAL PROPERTY

     The Company seeks to protect its intellectual property by means of patents, trademarks, trade secrets and other measures. It is generally the Company's policy to file patent applications for all product designs and product enhancements where such patent protection may have commercial value. Currently, the Company is the assignee for several outstanding patents related to its seismic instrument and equipment business, and has additional patent applications pending. Some of the Company's products utilize and offer features covered by the Company's patents, and such features are considered to be important. However, no single patent nor the patents as a group are considered essential to the success of the Company.

     It is the Company's policy to aggressively defend and protect its interests in its intellectual property, including, when necessary, resorting to legal proceedings to halt infringement, bar improper use and recover damages. No such proceedings are currently pending.

EMPLOYEES

     As of September 30, 1997, the Company employed approximately 280 people on a full-time basis, of whom 249 were employed in the United States. The Company has never experienced a work stoppage and considers its relationship with its employees to be satisfactory. None of the Company's employees are unionized.

LEGAL PROCEEDINGS

     From time to time the Company is a party to what it believes is routine litigation and proceedings that may be considered as part of the ordinary course of its business.

     The Company has received a copy of a letter from a law firm representing Input/Output, Inc. which was sent to certain employees of the Company, including Messrs. Owens and Sheen, who formerly were employees of Input/Output, making certain accusations and threats on account of their employment by the Company. It appears to be the allegation that such employees, by accepting employment with the Company, have breached obligations as to confidential information, trade secrets and (with respect to certain of such employees excluding Messrs. Owens and Sheen) non-competition with Input/Output and that the Company had some role in such activities. While it is unable to predict whether any action will be taken against it or against any such employees, the Company does not believe that it has done anything improper in hiring certain former employees of Input/Output and will vigorously defend against any claim made against it in such regards. The Company further understands that such employees, and in particular Messrs. Owens and Sheen, will likewise vigorously defend against any such claim. Nonetheless, should Input/Output pursue legal action against the Company with respect to these matters and prevail, such proceeding could have an adverse effect on the Company's business, results of operations, cash flows or financial condition.

     The Company is not aware of any other current or pending litigation or proceedings that could have a material adverse effect on the Company's results of operations, cash flows or financial condition.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     In connection with the Offering, the Board of Directors of the Company will be expanded to seven positions. The Company's Restated Certificate of Incorporation provides for the classification of the Board of Directors into three classes of directors (Class I, Class II and Class III), with the term of each class expiring at successive annual stockholders' meetings. At and after the 1998 annual meeting of stockholders, all nominees of the class standing for election will be elected for three-year terms. It is intended that the directors named below will constitute the Board of Directors of the Company immediately after the closing of the Offering.

     The following table sets forth the names, ages and titles of the Company's directors and executive officers and significant employees of the Company's subsidiaries as they will exist immediately after the closing of the Offering and, with respect to directors, the year of expiration of their initial term of office.

                                                                                             YEAR TERM
                                                                                            AS DIRECTOR
                   NAME                     AGE                  POSITION                   WILL EXPIRE
                   ----                     ---                  --------                   -----------
Gary D. Owens.............................  50    Chairman of the Board, President and         2000
                                                    Chief Executive Officer
Michael J. Sheen(1).......................  49    Vice President and Chief Technical           1999
                                                    Officer and Director
Thomas T. McEntire........................  37    Chief Financial Officer
Arnold Pater..............................  57    President, OYO Instruments
Thomas L. Davis, Ph.D.(1)(2)(3)...........  50    Director                                     1998
Ernest M. Hall, Jr........................  72    Director                                     1998
Katsuhiko Kobayashi(3)....................  52    Director                                     1999
Satoru Ohya...............................  65    Director                                     2000
Charles H. Still(1)(2)(3).................  55    Director                                     1999

---------------

(1) To be elected as a director immediately after the closing of the Offering.

(2) Member of the Compensation Committee of the Board of Directors.

(3) Member of the Audit Committee of the Board of Directors.

     GARY D. OWENS joined the Company as President and Chief Executive Officer in August 1997 and became Chairman of the Board of the Company in September 1997. From October 1993 until May of 1997, Mr. Owens was the President and Chief Executive Officer of Input/Output. Mr. Owens had held other positions at Input/Output since 1977. In September 1997, Mr. Owens was named as a defendant in a lawsuit filed against Input/Output and certain officers of Input/Output. The lawsuit, which contained a petition for certification as a class action, alleges, among other things, that false or misleading statements were made in certain filings Input/Output made with the Securities and Exchange Commission while Mr. Owens was President, Chief Executive Officer and a director of Input/Output. Input/Output has assumed the defense of Mr. Owens pursuant to indemnity provisions afforded to him as a former officer and director of Input/Output. Input/Output has stated publicly that it believes the allegations in the lawsuit are without merit and that it intends to defend vigorously the claims brought against it.

     MICHAEL J. SHEEN joined the Company as Vice President and Chief Technical Officer in August 1997. Mr. Sheen will be elected, and has consented to serve, as a director immediately after the closing of the Offering. Mr. Sheen had been a Senior Vice President and Chief Technical Officer of Input/Output since 1991, and had held other positions at Input/Output since 1977.

     THOMAS T. MCENTIRE joined the Company as Chief Financial Officer in September of 1997. Mr. McEntire had been Financial Controller of APS Holding Corporation ("APS") since February 1995 and held other senior financial management positions since joining APS in 1990. Prior to joining APS, Mr. McEntire held various positions with Coopers & Lybrand L.L.P. from 1982 to 1990.

     ARNOLD PATER has been president of OYO Instruments since April 1993. He has also been President of OYO Instruments Canada, Inc. since April 1995 and has been an employee or officer of the subsidiaries of the Company since 1986. From 1972 to 1986, Mr. Pater held various engineering and engineering management positions with AMF GeoSpace, concentrating on seismic data acquisition system design. He holds a degree in electrical engineering from Stattliches Polytechnik in Hanover, Germany.

     THOMAS L. DAVIS, PH.D. will be elected, and has consented to serve, as a director of the Company immediately after the closing of the Offering. He is Professor of Geophysics at the Colorado School of Mines. Dr. Davis also is coordinator of the Reservoir Characterization Project, whose objective is to characterize reservoirs through development and application of 3-D and time lapse 3-D multicomponent seismology. Dr. Davis consults and lectures worldwide and has written and co-edited numerous papers and other works in the field of seismic interpretation.

     ERNEST M. HALL, JR. has been a director since the Company's formation in September 1994. From the Company's formation until his retirement in July 1997, Mr. Hall was the President and Chief Executive Officer of the Company. He was President of OYO U.S.A. from 1985 until 1995, and has been re-elected to that position effective October 1, 1997. From 1980 to 1985, Mr. Hall served as a consultant to OYO U.S.A.

     KATSUHIKO KOBAYASHI has been Joint General Manager of OYO Japan since May 1995. From 1973 to 1995 he was employed by Sanwa Bank in its international banking area, where he last held the position of general manager of the International Credit Administration Department from 1993 to 1995.

     SATORU OHYA, who is a geologist by education at Tokyo University, was Chairman of the Board from the Company's formation in September 1994 until September 1997, and continues as a director of the Company. He has been President of OYO Japan since 1993. For approximately 40 years, Mr. Ohya has been an employee or officer of OYO Japan and various of its affiliates, including serving as Chief Executive Officer of the Company's predecessors from 1983 to 1994.

     CHARLES H. STILL will be elected, and has consented to serve, as a director of the Company immediately after the closing of the Offering and has been Secretary since the Company's formation in September 1994 and Secretary of various affiliates and predecessors of the Company since 1980. He has been a partner in the law firm of Fulbright & Jaworski L.L.P. since 1975.

COMMITTEES

     The Board of Directors of the Company has established an Audit Committee and a Compensation Committee. The Audit Committee is charged with recommending to the Board of Directors the appointment of the Company's independent auditors, reviewing the compensation of such auditors and reviewing with such accountants the plans for and the results and scope of their auditing engagement. The Compensation Committee reviews the performance and compensation of directors, executive officers and key employees and makes recommendations to the Board of Directors with respect thereto. It also administers the Company's 1997 Key Employee Stock Option Plan. See "-- Key Employee Stock Option Plan."

COMPENSATION OF DIRECTORS

     Directors of the Company currently are not compensated for their services as directors. All non-employee directors of the Company are reimbursed, however, for ordinary and necessary expenses incurred in attending Board or committee meetings. The Company, however, intends to begin compensating non-employee directors for their services at a rate of $25,000 per year, of which one-half will be payable in shares of Common Stock based on the fair market value thereof at the date of issuance pursuant to the Company's 1997 Non-Employee Director Stock Plan. The Company anticipates that Messrs. Hall, Kobayashi and Ohya will not accept this annual stipend or any stock options. Contemporaneously with the Offering, the Company intends to grant options to each non-employee director to acquire 6,300 shares of Common Stock at an exercise price equal to the per share price to the public for Common Stock to be acquired in the Offering as set forth on the cover page of this Prospectus. Thereafter, the Company will make an annual grant of an option to acquire 3,150 shares of Common Stock to each non-employee director serving on the Board of Directors following each annual meeting of the stockholders.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth information with respect to the current President and Chief Executive Officer of the Company and the former President and Chief Executive Officer of the Company (the "Named Executive Officers"). No other executive officer of the Company or a subsidiary of the Company received compensation in the year ended September 30, 1997 that exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                       ANNUAL COMPENSATION
                                                                  YEAR ENDED SEPTEMBER 30, 1997
                                                              -------------------------------------
                          NAME AND                                                     ALL OTHER
                     PRINCIPAL POSITION                        SALARY     BONUS     COMPENSATION(1)
                     ------------------                       --------   --------   ---------------
Gary D. Owens
  Chairman of the Board, President and Chief Executive
  Officer(2)................................................  $ 29,167         --            --
Ernest M. Hall, Jr.
  Former President and Chief Executive Officer(2)...........   200,000   $300,000(3)     $ 4,745

---------------

(1) Represents contributions by the Company under the Company's 401(k) savings plans.

(2) Mr. Hall retired from the offices of President and Chief Executive Officer effective July 31, 1997. Mr. Owens was appointed to those offices effective August 1, 1997.

(3) In lieu of a bonus, Mr. Hall will be paid a $300,000 fee pertaining to the recovery of amounts previously written off as bad debt.


KEY EMPLOYEE STOCK OPTION PLAN

     The Company has established an incentive stock option and restricted stock plan, the OYO Geospace Corporation 1997 Key Employee Stock Option Plan (the "Employee Plan"), pursuant to which options to purchase shares of Common Stock and awards of restricted shares of Common Stock will be available for future grant.

     The Employee Plan is designed to provide key employees, including officers and employee-directors of the Company, with additional incentives to promote the success of the Company's business and to enhance the Company's ability to attract and retain the services of qualified persons. The Employee Plan will be administered by the Compensation Committee or such other committee of no less than two persons (the "Committee") appointed by the Board of Directors. Committee members may not be employees of the Company and must not have been eligible to participate under the Employee Plan for a period of at least one year prior to being appointed to the Committee. Under the Employee Plan, options to purchase Common Stock and restricted stock awards up to an aggregate of 425,000 shares of Common Stock may be granted by the Committee. The maximum number of shares subject to stock options that may be issued to any employee under the Employee Plan in any calendar year is 400,000. The exercise price of an option granted pursuant to the Employee Plan may not be less than the fair market value of the Common Stock on the date of grant and is determined by the Committee on the date the option is granted. In the case of a grant of an option designated as an "Incentive Option" (as defined in the Employee Plan) to an employee who owns ten percent or more of the outstanding shares of Common Stock (a "10% Stockholder"), the exercise price of each such option under the Employee Plan may not be less than 110% of the fair market value of the Common Stock on the date of the grant. No option may be granted under the Employee Plan for a period of more than ten years. In the case of a 10% Stockholder, no option designated as an Incentive Option may be granted for a period of more than five years. Options designated as Incentive Options under the Employee Plan may not be granted to the extent the aggregate fair market value of the stock, valued as of the date of the grant, with respect to which options first are exercisable by the option holder in any calendar year, under the Employee Plan or any other incentive stock option plan of the Company, exceeds $100,000. Under the Employee Plan, the Committee may issue shares of restricted stock to employees for no payment by the employee or for a payment below the fair market value on the date of grant. The restricted stock is subject to certain restrictions described in the Employee Plan, with no restrictions continuing for more than ten years from the date of the award.

     To date, no options or restricted stock awards have been granted under the Employee Plan. In connection with the Offering, the Company intends to grant options to purchase an aggregate of approximately 200,000 shares of Common Stock and make restricted stock awards for an aggregate of approximately 90,000 shares of Common Stock to certain officers and key employees. These officers and employees will not be required to make any payment for any restricted stock awards, which vest over four years in 25% increments. Restrictions on transfer and forfeiture provisions upon termination of employment will apply to the restricted stock covered by the awards. After the restrictions lapse, the stock will be owned by the employees free of further restrictions under the Employee Plan.

     In the 1993 Omnibus Budget Reconciliation Act ("OBRA"), Congress generally limited to $1.0 million per year the tax deduction available to public companies for certain compensation paid to designated executives. These executives include the Chief Executive Officer and the next four highest compensated officers of the Company. An exception is provided from this deduction limitation, for "performance-based" compensation, if specified statutory requirements are satisfied. The Plan is generally designed to satisfy these statutory requirements for stock options. The Company anticipates being entitled to deduct an amount equal to the ordinary income reportable by an optionee on exercise of nonqualified options and the early disposition of shares of stock acquired by exercise of incentive stock options. Restricted stock awards become vested based on service to the Company, and generally will not be exempt from the $1.0 million deduction cap. Because of special transition rules applicable to companies which first become public in an initial public offering, the Company does not anticipate that application of this deduction cap will have a material impact on awards issued under this Plan.

     The Employee Plan may be amended by the Board of Directors without any requirement of stockholder approval, except that, to the extent required to maintain the status of any incentive option under the Internal Revenue Code of 1986, no amendment that would (a) change the aggregate number of shares of stock which may be issued under incentive options, (b) change the class of employees eligible to receive incentive options, or (c) decrease the option price for incentive options below the fair market value of the stock at the time it is granted shall be made without the approval of the Company's stockholders.

DIRECTOR STOCK PLAN

     The Company has established the Oyo Geospace Corporation 1997 Non-Employee Director Plan (the "Director Plan"), pursuant to which options to purchase shares of Common Stock will be available for future grant to non-employee directors and pursuant to which one-half of the annual fees paid for the services of such non-employee directors (currently $25,000 per year) will be paid in shares of Common Stock based on the fair market value thereof, as determined under the Director Plan, at the date of grant. The Company anticipates that Messrs. Hall, Kobayashi and Ohya will not accept this annual stipend. The Director Plan is designed to enhance the Company's ability to attract and retain the services of qualified persons as directors and to provide such directors with a direct proprietary interest in the success of the Company. The Director Plan will be administered by the Board of Directors of the Company. Under the Director Plan, an aggregate of 75,000 shares of Common Stock will be available for grant of options to purchase Common Stock and for issuance in partial payment of directors' annual fees. The exercise price of an option granted pursuant to the Director Plan may not be less than the fair market value of the Common Stock on the date of grant and is determined by the Board of Directors on the date the option is granted. No option may be granted under such Plan for a period of more than ten years. Shares issued to directors in payment of part of their annual fees shall be issued based on the fair market value thereof on the date of issuance.

     To date, no options have been granted under the Director Plan and no shares have been issued under such plan in respect of director fees. In connection with the Offering, the Company intends to grant options to each non-employee director other than Messrs. Hall, Kobayashi and Ohya to acquire 6,300 shares of Common Stock at an exercise price equal to the initial public offering price of the Common Stock to be acquired in the Offering as set forth on the cover page of this Prospectus. Thereafter, the Director Plan provides for the annual grant of an option to acquire 3,150 shares of Common Stock to those non-employee directors who are serving on the Board of Directors following the annual meeting of the stockholders. The Director Plan generally may be amended by the Board of Directors without any requirement of stockholder approval.

401(K) PLAN

     The Company has adopted a new 401(k) Plan (the "401(k) Plan"), effective as of the closing of the Offering, under which substantially all employees of the Company and its subsidiaries who have completed at least six months of service will be eligible to participate. The 401(k) Plan permits eligible employees to contribute up to 17 percent of their annual compensation up to a maximum dollar amount established in accordance with Section 401(k) of the Internal Revenue Code of 1986. The Company may, in its discretion, make matching contributions of up to 50 percent of the employees' deferrals of up to six percent of their compensation. During the fiscal year ended September 30, 1997, the Company made matching contributions under a 401(k) plan sponsored by OYO U.S.A. in an aggregate amount of $4,745 for the Named Executive Officers.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Company's Restated Certificate of Incorporation provides that the liability of the directors for monetary damages shall be limited to the fullest extent permissible under Delaware law.

     The Company's Bylaws indemnify its directors and officers to the fullest extent possible under Delaware law. These indemnification provisions require the Company to indemnify such persons against certain liabilities and expenses to which they may become subject by reason of their service as a director or officer of the Company or any of its affiliated enterprises. The provisions also set forth certain procedures, including the advancement of expenses, that apply in the event of a claim for indemnification. The Company intends to enter into indemnification agreements with each of the directors of the Company, pursuant to which the Company will indemnify each such director to the fullest extent permitted by law. The Company also intends to obtain insurance to protect its officers and directors from liability.

EMPLOYMENT AGREEMENTS

     Each of Messrs. Owens and Sheen (each individually an "Employee") has entered into an employment agreement (each individually an "Employment Agreement") with the Company. Mr. Owens' base annual salary is $175,000, and Mr. Sheen's base annual salary is $150,000, in each case subject to adjustment by the Board of Directors of the Company. Each of the Employees also is entitled to participate in the 401(k) Plan and any bonus plan the Company adopts and to receive certain employee benefits and vacation.

     Each Employment Agreement provides that the Employee will receive the severance benefits described below upon termination of the Employee's employment unless the termination (a) results from the death, disability or retirement of the Employee, (b) is by the Company for Cause (as defined in the Employment Agreement) or (c) is by the Employee other than for Good Reason (as defined in the Employment Agreement). Under the Employment Agreements, "Cause" is defined to mean the Employee's willful and continued failure to perform his duties after a demand for such performance or the Employee's willfully engaging in gross misconduct materially and demonstrably injurious to the Company. Under the Employment Agreements, "Good Reason" is defined to mean a demotion, a reduction in base salary, a relocation of the Employee's base location of employment, the discontinuation of any employee benefit without comparable substitution, the failure of any successor of the Company to assume the Employment Agreement or a purported termination not in compliance with the Employment Agreement. The severance benefits to which each Employee would be entitled include (i) his salary through the date of termination, (ii) twice his base salary and pro-rated bonus for the fiscal year of termination, (iii) any relocation and indemnity payments to which he is entitled and any costs and legal fees incurred in connection with any dispute over the Employment Agreement and (iv) a gross-up for any applicable "excess parachute payment" tax imposed by the Internal Revenue Code of 1986.

     In the Employment Agreements, each Employee has agreed that he will not disclose or misappropriate any confidential information of the Company.

              RELATIONSHIP WITH OYO JAPAN AND RELATED TRANSACTIONS

     Mr. Ohya, a director of the Company, is President of OYO Japan and Chairman of the Board of OYO U.S.A. and holds other offices of subsidiaries of OYO U.S.A. Mr. Kobayashi, also a director of the Company, is the Joint General Manager of OYO Japan. Mr. Kobayashi also holds offices with many subsidiaries of OYO U.S.A. Mr. Hall, also a director of the Company, is the President of OYO U.S.A. Mr. Still, who is to become a director of the Company immediately after the closing of the Offering, is the Secretary of OYO U.S.A. and also serves in that position with respect to most of the subsidiaries of OYO U.S.A.

     In contemplation of the Offering, the Company received from OYO U.S.A. in September 1997 to settle various intercompany debts and accounts and an equity contribution of $4.3 million and a cash contribution of $0.8 million.

     In contemplation of the Offering, the Company declared and distributed to OYO U.S.A. a dividend of all of the outstanding capital stock of TrueTime, Inc., a former wholly-owned subsidiary of the Company, effective September 30, 1997.

     In September 1997, in contemplation of the Offering, the Company purchased from two affiliates of OYO U.S.A. several tracts of real property that it previously had leased from those affiliates and related equipment. These properties include the Company's manufacturing facilities and related office space located in Houston, Texas and Calgary, Alberta, Canada. Annual rent for these facilities for fiscal each of 1995, 1996 and 1997 was approximately $213,000, plus utilities, taxes, insurance and ordinary maintenance. The properties were purchased at appraised values aggregating, together with the equipment, approximately $2.5 million.

     During fiscal 1995, 1996 and 1997, the Company paid an aggregate of $0.3 million, $0.3 million and $0.4 million, respectively, in interest to OYO U.S.A. and its affiliates pursuant to inter-company lending arrangements. As of September 30, 1997, the Company was not indebted to OYO Japan. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

     In fiscal 1996 and 1997, the Company purchased printheads for its thermal plotters from OYO Japan for an aggregate price of approximately $2.8 million and $2.4 million, respectively, pursuant to a Printhead Purchase Agreement dated November 10, 1995 (the "Printhead Purchase Agreement"), between the Company and OYO Japan. In fiscal 1995 prior to the Printhead Purchase Agreement, the Company purchased approximately $2.9 million in printheads from OYO Japan. OYO Japan had in turn purchased such printheads primarily from another Japanese corporation, and to a lesser extent from two other Japanese corporations. For its service and assistance in such transactions, pursuant to the Printhead Purchase Agreement, OYO Japan marked up its cost for such printheads by 10% in reselling them to the Company. The Company believes that, by purchasing the heads through OYO Japan, it receives a more favorable price for the heads than could otherwise be obtained if the Company were to negotiate directly for their purchase. With respect to the two other Japanese companies, the Company believes it is convenient and facilitates the administrative handling of the purchases to purchase the printheads from OYO Japan. This arrangement with OYO Japan will be continued under and pursuant to the terms of the Printhead Purchase Agreement after the Offering. Under that agreement, the Company will continue to purchase printheads from OYO Japan at a price equal to 110% of OYO Japan's cost in acquiring such printheads, and OYO Japan will supply the Company with its requirements of printheads on those terms. The Printhead Purchase Agreement automatically renews on a year-to-year basis unless either party provides 90 days notice prior to any annual renewal.

     Pursuant to a Master Sales Agreement dated November 10, 1995 (the "Master Sales Agreement"), the Company and OYO Japan purchase products from one another at scheduled discounts of 5 to 20 percent off the seller's list prices. In fiscal 1997, the Company sold approximately $0.6 million in goods to OYO Japan and its affiliates. In fiscal 1996, the Company purchased approximately $0.1 million in goods from OYO Japan and sold approximately $0.9 million in goods to OYO Japan. In fiscal 1995, prior to the Master Sales Agreement, the Company sold approximately $2.0 million in goods to OYO Japan and its affiliates (in each case excluding the products covered by the Printhead Purchase Agreement). These transactions reflected discounts of between 20 and 25 percent from list price. The Company expects that this arrangement will continue under the Master Sales Agreement following the Offering. The Master Sales Agreement automatically renews on a year-to-year basis unless either party provides 90 days notice prior to any annual renewal.

     The Company's employee benefit plans and insurance programs have been administered or combined with affiliated companies under OYO U.S.A.'s control. The Company has paid its proportionate share of related costs (administration fees to third parties and premiums). After the effective date of this Offering, the Company will contract for these services on its own behalf.

           SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDER

     Prior to the Offering, management of the Company owned no shares of Common Stock. Contemporaneously with the Offering, management of the Company will be issued options to acquire shares of Common Stock or shares of restricted Common Stock as set forth below, pursuant to the Employee Plan. See "Management -- Key Employee Stock Option Plan." The following table sets forth as of the closing of the Offering beneficial ownership of shares of Common Stock, and as a percentage of outstanding Common Stock, of each of the Company's directors, each Named Executive Officer, each beneficial owner of more than 5% of outstanding Common Stock and all directors and executive officers as a group. Each person named has sole voting and investment power with respect to the shares indicated except as otherwise stated in the notes to the table.

                                                               BENEFICIAL OWNERSHIP
                                                                 AFTER OFFERING(1)
                                                              -----------------------
                  NAME OF BENEFICIAL OWNER                     SHARES      PERCENTAGE
                  ------------------------                    ---------    ----------
OYO Corporation(2)..........................................  3,000,000        59%
OYO Corporation U.S.A.(3)...................................  3,000,000        59
Gary D. Owens(4)............................................     10,000         *
Michael J. Sheen(5).........................................     10,000         *
Thomas L. Davis(6)..........................................         --         *
Ernest M. Hall, Jr..........................................         --         *
Katsuhiko Kobayashi(7)......................................         --         *
Satoru Ohya(8)..............................................  3,000,000        59
Charles H. Still(6).........................................         --         *
                                                              ---------        --
Executive officers and directors as a group (9 people)(9)...  3,029,000        60%
                                                              =========        ==

---------------

 *  Less than one percent.

(1) Excludes shares that may be purchased from the Underwriters at the initial public offering price. The Underwriters have reserved up to 300,000 shares of the Common Stock offered hereby for sale at the initial public offering price to directors, officers, employees and business associates of the Company and the Selling Stockholder. Mr. Owens has indicated to the Company that he currently intends to purchase a substantial number of these reserved shares. See "Underwriting."

(2) The shares indicated as beneficially owned by OYO Corporation are held directly by its wholly-owned subsidiary OYO Corporation U.S.A. The address of OYO Corporation is Ichigay Building 2-6, Kudan-kita 4-chome, Chiyoda-ku, Tokyo 102, Japan.

(3) The address of OYO Corporation U.S.A. is 7334 N. Gessner Road, Houston, Texas 77040.

(4) Includes 10,000 shares of restricted stock to be granted pursuant to the Employee Plan in connection with the Offering. Does not include options to purchase 20,000 shares of Common Stock to be granted pursuant to the Employee Plan in connection with the Offering, which are not exercisable within 60 days.

(5) To be elected as a director immediately after the closing of the Offering. Includes 10,000 shares of restricted stock to be granted pursuant to the Employee Plan in connection with the Offering. Does not include options to purchase 20,000 shares of Common Stock to be granted pursuant to the Employee Plan in connection with the Offering, which are not exercisable within 60 days.

(6) To be elected as a director immediately after the closing of the Offering. Does not include options to purchase 6,300 shares of Common Stock to be granted pursuant to the Director Plan in connection with the Offering, which are not exercisable within 60 days.

(7) Mr. Kobayashi owns 2,420 ordinary shares of OYO Corporation.

(8) The Shares indicated as beneficially owned by Mr. Ohya are owned directly by OYO U.S.A. and are included because of Mr. Ohya's affiliation with OYO Japan. Mr. Ohya disclaims beneficial ownership of the shares of Common Stock owned by OYO U.S.A. within the meaning of Rule 13d-3 under the Exchange Act. Mr. Ohya owns 311,300 ordinary shares of OYO Corporation, and his wife and children collectively own 10,741 ordinary shares of OYO Corporation. Mr. Ohya disclaims beneficial ownership of the shares of OYO Corporation owned by his children within the meaning of Rule 13d-3 under the Exchange Act.

(9) See notes (1) and (4) through (8) above. Also includes an additional 9,000 shares of restricted stock to be granted pursuant to the Employee Plan in connection with the Offering.

                              SELLING STOCKHOLDER

     Of the Shares being offered hereby, 1,000,000 are being offered by the Selling Stockholder. Prior to the Offering, the Company has been a wholly-owned subsidiary of the Selling Stockholder. See "Relationship with OYO Japan and Related Transactions." Following the Offering, the Selling Stockholder will hold 3,000,000 shares of Common Stock, which will constitute approximately 59% of the outstanding shares of Common Stock (or 2,850,000 shares and 55% if the Underwriters' over-allotment option is exercised in full). The Company and the Selling Stockholder will proportionately share the underwriting discount and the expenses of the Offering.

                          DESCRIPTION OF CAPITAL STOCK

     The following is a summary of certain provisions of the Restated Certificate of Incorporation and the Bylaws of the Company which are included as exhibits to the registration statement of which this Prospectus forms a part.

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). As of the date of this Prospectus, 4,000,000 shares of Common Stock were issued and outstanding (adjusted to give retroactive effect to the Stock Split) and held by one stockholder of record. A total of 500,000 shares of Common Stock will be granted as restricted stock or reserved for grants of options and restricted stock awards under the Employee Plan and the Director Plan. No shares of Preferred Stock have been issued.

COMMON STOCK

     The holders of the Common Stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Such holders are not entitled to vote cumulatively for the election of directors. Holders of Common Stock have no redemption, conversion, preemptive or other subscription rights. Each share of Common Stock entitles the holder thereof to one vote at all meetings of the stockholders of OYO Geospace. The holders of Common Stock are not able to act by written consent. The Bylaws provide that special meetings of stockholders may be called only by the Board of Directors. The Common Stock has been approved for inclusion in the Nasdaq National Market under the symbol "OYOG."

     In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all of the assets of the Company remaining, if any, after satisfaction of the debts and liabilities of the Company and the preferential rights of the holders of the preferred stock, if any, then outstanding. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, upon payment therefor as contemplated herein, validly issued, fully paid and nonassessable. The Company is subject to certain restrictions on payments to the holders of its Common Stock under the provisions of its revolving credit facility.

PREFERRED STOCK

     Preferred Stock may be issuable in one or more series from time to time at the discretion of the Board of Directors. The Board of Directors is authorized to fix the respective designations, relative rights, preferences, qualifications, restrictions and limitations of each series. The issuance of Preferred Stock could be used as an "anti-takeover" device without requiring further action on the part of the holders of Common Stock.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND LIMITATION OF DIRECTOR LIABILITY

     The Restated Certificate of Incorporation contains provisions that eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty other than liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, any unlawful payment of a dividend or unlawful stock purchase or redemption under Section 174 of the Delaware General Corporation Law or any transaction from which the director derived an improper personal benefit. The Restated Certificate of Incorporation contains provisions requiring the indemnification of the Company's directors and officers to the fullest extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. The Company intends to enter into Indemnification Agreements with each of its directors and certain officers on the day before the closing of the Offering. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

CLASSIFIED BOARD OF DIRECTORS

     The Restated Certificate of Incorporation provides that the Board of Directors shall be divided into three classes, the members of which will serve staggered three-year terms. The Company believes that a classified board of directors could help to assure the continuity and stability of the Board's and the Company's business strategies and policies as determined by the Board of Directors. The classified board provision could have the effect of making the removal of incumbent directors more time-consuming and, therefore, discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. Thus, the classified board provision could increase the likelihood that incumbent directors would retain their positions. In addition, the Restated Certificate of Incorporation provides that directors may be removed from office only "for cause" (as defined therein). Subject to rights of any holders of preferred stock, newly created directors and vacancies on the Board of Directors will be filled solely by the remaining directors then in office.

ADVANCE NOTICE PROVISIONS FOR CERTAIN STOCKHOLDER ACTIONS

     The Bylaws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board or a committee thereof, of candidates for election as directors (the "Nomination Procedure") and with regard to certain matters to be brought before an annual meeting of stockholders of the Company (the "Business Procedure").

     Under the Business Procedure, a stockholder seeking to have any business conducted at an annual meeting must give prior written notice, in proper form, to the Secretary of the Company. The requirements as to the form and timing of that notice are specified in the Bylaws. If the Chairman or other officer presiding at a meeting determines that other business was not properly brought before such meeting in accordance with the Business Procedure, such business will not be conducted at the meeting.

     The Nomination Procedure requires that a stockholder give prior written notice, in proper form, of a planned nomination for the Board to the Secretary of the Company. The requirements as to the form and timing of that notice are specified in the Bylaws. If the election inspectors determine that a person was not nominated in accordance with the Nomination Procedure, such person will not be eligible for election as a director.

     Although the Bylaws do not give the Board any power to approve or disapprove stockholder nominations for the election of directors or of any other business desired by stockholders to be conducted at an annual or any other meeting, the Bylaws (i) may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed, or (ii) may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to the Company and its stockholders.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, OYO Japan, through its wholly-owned subsidiary OYO U.S.A., will own approximately 59% of the outstanding Common Stock (55% if the Underwriters' over-allotment option is exercised in full).

     OYO Japan and the Selling Stockholder, as well as the officers and directors of the Company, have agreed pursuant to "lock-up" agreements that they will not, without the prior written consent of the Underwriters, offer, sell, contract to sell or grant any option to purchase or otherwise dispose of any shares of Common Stock or any options exercisable for Common Stock for a period of 120 days after the date of this Prospectus, other than the shares of Common Stock to be sold to the Underwriters in the Offering. See "Underwriting."

     Upon completion of the Offering, the Company will have 5,068,000 shares of Common Stock outstanding (5,218,000 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, the 2,000,000 shares of Common Stock sold in the Offering (2,300,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable in the public market without restriction by persons other than affiliates of the Company. The remaining 3,068,000 shares of Common Stock outstanding (2,918,000 if the Underwriters' over-allotment option is exercised in full) will be "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933 (the "Securities Act"). Consequently, such shares may not be resold unless they are registered under the Securities Act or resold pursuant to an applicable exemption from registration under the Securities Act, such as Rule 144.

     The Company intends to file a registration statement on Form S-8 under the Securities Act to register all of the shares of Common Stock then reserved for future issuance under the Employee Plan and the Director Plan. Shares acquired under such plan after the effective date of the registration statement generally will be available for resale by non-affiliates in the public market. Shares acquired by affiliates under such plan may not be resold unless they are registered under the Securities Act or resold pursuant to an applicable exemption from such registration, such as Rule 144.

     The Company believes that all of the outstanding shares of Common Stock will be immediately tradeable in accordance with the provisions of Rule 144 upon expiration of the lock-up agreements described above. In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has been deemed to have beneficially owned, for at least one year, shares of Common Stock that have not been registered under the Securities Act or that were acquired from an "affiliate" of the Company, is entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the number of then outstanding shares of Common Stock (approximately 51,000 shares upon completion of the Offering if the Underwriters' over-allotment option is not exercised) and the average weekly reported trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain notice and manner-of-sale requirements and to the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not an "affiliate" of the Company during the three months prior to resale and who has been deemed to have beneficially owned such shares for at least two years is entitled to sell such shares under Rule 144 without regard to the requirements discussed above.

     The Company has agreed that, for a period of 120 days after the date of the closing of the Offering, it will not, directly or indirectly, offer, sell, contract to sell, grant any option to sell or otherwise dispose of any shares of Common Stock (or any securities convertible into or exercisable or exchangeable for, any rights to purchase or acquire, Common Stock, other than options under the Employee Plan and the Director Plan) without the prior written consent of the Underwriters.

     Prior to the Offering, there has been no public market for the Common Stock and no prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of such shares for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and OYO U.S.A. the number of shares of Common Stock set forth opposite their respective names below at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The nature of the obligations of the Underwriters is such that if any of the Shares are purchased, all must be purchased.

                                                               NUMBER
                        UNDERWRITERS                          OF SHARES
                        ------------                          ---------
Rauscher Pierce Refsnes, Inc. ..............................    769,400
Raymond James & Associates, Inc. ...........................    514,600
BT Alex Brown Incorporated..................................     45,000
CIBC Oppenheimer Corp. .....................................     45,000
Cowen & Company.............................................     45,000
Credit Lyonnaise Securities (USA) Inc. .....................     45,000
Goldman, Sachs & Co. .......................................     45,000
Dain Bosworth Incorporated..................................     45,000
Robert W. Baird & Co. Incorporated..........................     25,000
J.C. Bradford & Co. ........................................     25,000
EVEREN Securities, Inc. ....................................     25,000
Friedman, Billings, Ramsey & Co., Inc. .....................     25,000
Gerard Klauer Mattison & Co., Inc. .........................     25,000
Jefferies & Company, Inc. ..................................     25,000
Ladenburg Thalmann & Co. Inc. ..............................     25,000
McDonald & Company Securities, Inc. ........................     25,000
Morgan Keegan & Company, Inc. ..............................     25,000
Petrie Parkman & Co. .......................................     25,000
Principal Financial Securities, Inc. .......................     25,000
The Robinson-Humphrey Company, LLC..........................     25,000
Sutro & Co. Incorporated....................................     25,000
Tucker Anthony Incorporated.................................     25,000
Crowell, Weedon & Co. ......................................     12,000
Gaines, Berland Inc. .......................................     12,000
Hanifen, Imhoff Inc. .......................................     12,000
Johnson Rice & Company L.L.C. ..............................     12,000
Pennsylvania Merchant Group Ltd ............................     12,000
Sanders Morris Mundy........................................     12,000
The Seidler Companies Incorporated..........................     12,000
Van Kasper & Company........................................     12,000
          Total.............................................  2,000,000
                                                              =========

     The Underwriters propose initially to offer the Shares to the public at the initial public offering price set forth on the cover page of this Prospectus. The Underwriters may allow a concession to selected dealers who are members of the National Association of Securities Dealers, Inc. ("NASD") not in excess of $0.58 per share, and the Underwriters may allow, and such dealers may reallow, to members of the NASD a concession not in excess of $0.10 per share. After the initial public offering, the price to public, the concession and the reallowance may be changed by the Underwriters.

     Each of the Company and the Selling Stockholder has granted an option to the Underwriters, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 150,000 shares of Common Stock (an aggregate of 300,000 shares) at the initial public offering price, less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise the option only for the purpose of covering over-allotments. To the extent that the Underwriters exercise this option, each Underwriter will be committed, subject to certain conditions, to purchase from the Company and OYO U.S.A. that number of additional shares of Common Stock that is proportionate to that Underwriter's initial commitment as indicated in the table above.

     The Company, OYO U.S.A. and certain officers and directors of the Company have agreed that, for a period of 120 days after the date of the closing of the Offering, they will not, directly or indirectly, offer, sell, contract to sell, grant any option to sell or otherwise dispose of any shares of Common Stock (or any securities convertible into or exercisable or exchangeable for, any rights to purchase or acquire, Common Stock, other than options under the Employee Plan and the Director Plan) without the prior written consent of the Underwriters.

     The Underwriters have informed the Company that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Prior to the Offering, there has been no public trading market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained upon the completion of the Offering. The initial public offering price of the Shares was determined by negotiations between the Company and the Underwriters. The primary factors that were considered in determining such initial public offering price included the history of and prospects for the industry in which the Company competes, market valuation of comparable companies, market conditions for public offerings, the history and prospects for the Company's business, the Company's past and present operations and earnings and the trend of its earnings, the prospects for future earnings of the Company, the Company's current financial position, an assessment of the Company's management, the general condition of the securities markets at the time of the Offering, the demand for similar securities of comparable companies and other relevant factors.

     The Company has agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with the Offering, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof. The Company has agreed to pay the Underwriters an accountable expense allowance of $75,000 upon consummation of the Offering.

     At the request of the Company, the Underwriters have reserved up to 300,000 shares of the Common Stock offered hereby for sale at the initial public offering price to directors, officers, employees and business associates of the Company and the Selling Stockholder. Mr. Owens has indicated to the Company that he currently intends to purchase a substantial number of these reserved shares. The number of shares available to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares that are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

     In connection with the Offering, the Underwriters may purchase and sell Common Stock in the open market. The transactions may include over-allotment and stabilization transactions and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock, and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Selling Stockholder and the Company in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the shares of Common Stock sold in the Offering for their account may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Common Stock have been passed upon for the Company and the Selling Stockholder by Fulbright & Jaworski L.L.P., Houston, Texas. Charles H. Still, a partner of Fulbright & Jaworski L.L.P., is Secretary of the Company and will become a director of the Company immediately after closing of the Offering. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule of OYO Geospace Corporation and Subsidiaries at September 30, 1996 and 1997, and for each of the three years in the period ended September 30, 1997, included in this Prospectus have been included herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     Prior to the Offering, the Company has not been subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). The Company intends to furnish its stockholders with annual reports containing audited consolidated financial statements examined and reported on, with an opinion expressed by, independent public accountants following the end of each fiscal year and such interim reports as it may determine to be necessary or desirable.

     OYO Geospace has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Shares and the Offering. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information contained in the Registration Statement and in the exhibits and schedules thereto, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Shares, reference is made to the Registration Statement, including the exhibits thereto.

     The Registration Statement and the exhibits and schedules thereto may be inspected, without charge, and copies may be obtained at prescribed rates at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the regional offices of the Commission at Citicorp Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. This web site can be visited at http://www.sec.gov.

                                    GLOSSARY

AIR GUN -- a seismic energy source that injects a bubble of highly compressed air into the water.

ANALOG -- 1. a continuous physical variable (such as voltage) that bears a direct relationship to another variable (such as motion of the earth) so that one is proportional to the other; 2. continuous, as opposed to discrete or digital.

BIT -- a binary digit, the smallest unit of information necessary to distinguish between two choices such as 0 and 1, on and off, etc.

BOREHOLE SEISMOLOGY -- the process of generating and/or recording seismic waves in existing well bores.

CHANNEL -- a single series of interconnected devices through which data can flow from source to recorder.

DAS-1 -- the model designation for the Company's small data recorder with a channel capacity of up to 144 channels and featuring 24-bit recording capability.

DIGITAL FIELD MONITOR OR FIELD CAMERA -- an instrument normally located at the central recorder that converts digitized seismic data into a visible pattern representing electrical signals.

DPI -- dots per inch.

GEO-ENGINEERING -- analyses of the interaction of ground and structural factors.

GEOPHONE -- an instrument used to transform seismic energy into an electrical voltage.

GEOPHONE STRING CONNECTOR -- a specialized electrical connector attached to the end of a geophone string for the purpose of electrical interconnection into the seismic recording system.

HYDROPHONE -- a seismic sensor used in water covered areas that generates a voltage in response to variations in pressure caused by seismic waves.

LEADER WIRE -- electrically conductive cable used to interconnect geophones.

LITHOLOGY -- the character of a rock formation or a geological strata.

NIBS -- very small resistors closely spaced to control the heating of thermally sensitive media in a manner that produces a high resolution image.

PIEZOELECTRIC MATERIALS -- dielectric materials that generate a voltage in response to stress.

RASTERIZED DATA -- data obtained by scanning along narrowly spaced lines in both a horizontal and vertical direction to determine whether the document is either black or white at each crossing of the narrowly spaced lines, similar to scanning an area with the sweep of a beam of a television tube.

SEISMIC -- having to do with energy waves transmitted through the body of an elastic solid.

SEISMIC IMPEDANCE -- the product of the density and velocity (acoustic impedance) of the subsurface strata.

SEISMIC REFLECTION -- the energy or wave from a seismic source that has been reflected from an acoustic impedance contrast or series of contrasts within the earth.

SEISMIC WAVE -- an elastic disturbance which is propagated from point to point through the earth.

TELEMETRIC CABLE -- cable used to transmit digitized seismic data to the central recording unit.

THERMAL IMAGING -- a process whereby the heating of thermally sensitive media is controlled to graphically present data or images.

THREE-AXIS SEISMIC DATA ACQUISITION -- the acquisition of seismic data on three axes to determine permeability and porosity of formations.

TIME LAPSE 3-D SEISMIC DATA ACQUISITION -- the acquisition of 3-D seismic data repeated in the same area over time in order to track fluid movement in a reservoir.

TRACE -- a record of one seismic channel.

VIBRATOR -- a controlled mechanical oscillator used to generate a controlled wave train of seismic energy.

VIBROSEIS -- an energy source whereby acoustic waves are mechanically produced by machinery that vibrates on the earth's surface.

WELL LOG DATA -- indirect measurements of certain properties of subsurface strata.

WIDE FORMAT THERMAL PLOTTER -- a thermal plotter capable of producing wide displays by thermal imaging, usually 24 inches or wider.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................   F-2
Consolidated Balance Sheets as of September 30, 1996 and
  1997......................................................   F-3
Consolidated Statements of Operations For The Years Ended
  September 30, 1995, 1996 and 1997.........................   F-4
Consolidated Statement of Stockholder's Equity For The Years
  Ended September 30, 1995, 1996 and 1997...................   F-5
Consolidated Statements of Cash Flows For The Years Ended
  September 30, 1995, 1996 and 1997.........................   F-6
Notes to Consolidated Financial Statements..................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
OYO Geospace Corporation and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of OYO Geospace Corporation (a wholly-owned subsidiary of OYO Corporation U.S.A.) and Subsidiaries as of September 30, 1996 and 1997, and the related consolidated statements of operations, stockholder's equity and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OYO Geospace Corporation and Subsidiaries as of September 30, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.

     As discussed in Note 1, the accompanying financial statements exclude the accounts of TrueTime, Inc., formerly a wholly-owned subsidiary that was distributed to OYO Corporation U.S.A. on September 30, 1997.

                                          COOPERS & LYBRAND L.L.P.

Houston, Texas
November 3, 1997

                   OYO GEOSPACE CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                              AS OF SEPTEMBER 30,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
Current assets:
  Cash and cash equivalents.................................   $   780     $ 2,488
  Receivables:
     Trade accounts and current portion of notes, net of
      allowance $1,064 and $771.............................     5,566       6,308
     Related parties........................................       179         186
  Inventories...............................................    12,864      15,035
  Deferred income tax.......................................       962       1,115
  Prepaid expenses and other................................        92         132
                                                               -------     -------
          Total current assets..............................    20,443      25,264
Rental equipment, net.......................................     1,279       2,394
Property, plant and equipment, net..........................     2,746       6,108
Trade notes receivable -- long-term portion.................        --          30
Goodwill, net of accumulated amortization of $249 and
  $282......................................................     1,038       1,006
Deferred income tax.........................................       713          --
Other assets................................................        53         276
                                                               -------     -------
          Total assets......................................   $26,272     $35,078
                                                               =======     =======

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
  Notes payable to related parties (1996) and banks (1997),
     current maturities.....................................   $ 3,124     $ 1,500
  Accounts payable:
     Trade..................................................       607       2,019
     Related parties........................................     3,685       1,029
  Accrued expenses and other................................     1,931       3,716
  Income tax payable........................................       378         860
                                                               -------     -------
          Total current liabilities.........................     9,725       9,124
Notes payable to related parties, net of current
  maturities................................................     7,919          --
Deferred income tax.........................................        --         854
                                                               -------     -------
          Total liabilities.................................    17,644       9,978
Commitments and contingencies
Stockholder's equity:
  Preferred stock, 1,000,000 shares authorized, no shares
     issued and outstanding.................................        --          --
  Common stock, $.01 par value, 20,000,000 shares
     authorized, 4,000,000 shares issued and outstanding....        40          40
  Additional paid-in capital................................     4,687       9,785
  Retained earnings.........................................     8,932      15,554
  Receivable from Parent....................................    (4,746)         --
  Cumulative foreign currency translation adjustments.......      (285)       (279)
                                                               -------     -------
          Total stockholder's equity........................     8,628      25,100
                                                               -------     -------
          Total liabilities and stockholder's equity........   $26,272     $35,078
                                                               =======     =======

   The accompanying notes are an integral part of the consolidated financial statements.

                   OYO GEOSPACE CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                      YEAR ENDED SEPTEMBER 30,
                                                               ---------------------------------------
                                                                  1995          1996          1997
                                                               -----------   -----------   -----------
Sales.......................................................   $    32,615   $    30,878   $    41,049
Cost of sales...............................................        18,909        17,278        24,239
                                                               -----------   -----------   -----------
Gross profit................................................        13,706        13,600        16,810
Operating expenses:
  Selling, general and administrative expenses..............         5,854         6,729         8,084
  Research and development expenses.........................         1,988         1,959         2,392
  Bad debt expense (recovery)...............................         1,013         2,860        (4,228)
                                                               -----------   -----------   -----------
         Total operating expenses...........................         8,855        11,548         6,248
                                                               -----------   -----------   -----------
Income from operations......................................         4,851         2,052        10,562
                                                               -----------   -----------   -----------
Other income (expense):
  Interest expense..........................................          (452)         (402)         (606)
  Interest income...........................................           177           137           721
  Other, net................................................          (656)         (201)          (52)
                                                               -----------   -----------   -----------
         Total other income (expense), net..................          (931)         (466)           63
                                                               -----------   -----------   -----------
Income before provision for income taxes....................         3,920         1,586        10,625
Provision for income taxes..................................         1,579           577         4,003
                                                               -----------   -----------   -----------
Net income..................................................   $     2,341   $     1,009   $     6,622
                                                               ===========   ===========   ===========
Net income per share........................................   $       .59   $       .25   $      1.66
                                                               ===========   ===========   ===========
Weighted average shares outstanding as restated for stock
  split.....................................................     4,000,000     4,000,000     4,000,000

   The accompanying notes are an integral part of the consolidated financial statements.

                   OYO GEOSPACE CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
             FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                         CUMULATIVE
                                                                                           FOREIGN
                                  COMMON STOCK      ADDITIONAL              RECEIVABLE    CURRENCY
                               ------------------    PAID-IN     RETAINED      FROM      TRANSLATION
                                SHARES     AMOUNT    CAPITAL     EARNINGS     PARENT     ADJUSTMENTS    TOTAL
                               ---------   ------   ----------   --------   ----------   -----------   -------
Stockholder's equity, October
  1, 1994....................  4,000,000      40       4,687       5,698      (6,697)         (329)      3,399
Net income...................         --      --          --       2,341          --            --       2,341
Increase in receivable from
  Parent.....................         --      --          --          --         502            --         502
Foreign currency translation
  adjustments................         --      --          --          --          --            (1)         (1)
                               ---------   ------     ------     -------     -------       -------     -------
Stockholder's equity,
  September 30, 1995.........  4,000,000      40       4,687       8,039      (6,195)         (330)      6,241
Net income...................         --      --          --       1,009          --            --       1,009
Distribution to Parent.......         --      --          --        (116)         --            --        (116)
Decrease in receivable from
  Parent.....................         --      --          --          --       1,449            --       1,449
Foreign currency translation
  adjustments................         --      --          --          --          --            45          45
                               ---------   ------     ------     -------     -------       -------     -------
Stockholder's equity,
  September 30, 1996.........  4,000,000      40       4,687       8,932      (4,746)         (285)      8,628
Net income...................                                      6,622                                 6,622
Capital contribution from
  Parent.....................                          5,098                                             5,098
Decrease in receivable from
  Parent.....................                                                  4,746                     4,746
Foreign currency translation
  adjustments................                                                                    6           6
                               ---------   ------     ------     -------     -------       -------     -------
Stockholder's equity,
  September 30, 1997.........  4,000,000      40      $9,785     $15,554     $    --       $  (279)    $25,100
                               =========   ======     ======     =======     =======       =======     =======

   The accompanying notes are an integral part of the consolidated financial statements.

                   OYO GEOSPACE CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               YEAR ENDED SEPTEMBER 30,
                                                               ------------------------
                                                                1995     1996     1997
                                                               ------   ------   ------
Cash flows from operating activities:
  Net income................................................   $2,341   $1,009   $6,622
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Deferred income tax....................................        8     (621)   1,482
     Depreciation and amortization..........................      891    1,025    1,470
     Gain on disposal of rental equipment and property,
      plant and
       equipment............................................      (81)    (139)    (101)
     Bad debt expense.......................................    1,013    2,860      205
     Effects of changes in operating assets and liabilities:
       Accounts and notes receivable........................   (3,281)  (1,314)    (984)
       Inventories..........................................   (2,371)  (1,523)  (2,171)
       Prepaid expenses and other assets....................     (113)     107     (268)
       Accounts payable.....................................    2,922     (622)     443
       Accrued expenses and other...........................     (193)    (473)   1,785
       Income tax payable...................................     (327)     176    1,515
                                                               ------   ------   ------
          Net cash provided by operating activities.........      809      485    9,998
                                                               ------   ------   ------
Cash flows from investing activities:
  Proceeds from sale of rental equipment and property, plant
     and
     equipment..............................................      325    1,087      794
  Capital expenditures......................................   (1,391)  (2,063)  (6,396)
  Purchase of subsidiary, net of cash acquired..............       --     (968)      --
                                                               ------   ------   ------
          Net cash used in investing activities.............   (1,066)  (1,944)  (5,602)
                                                               ------   ------   ------
Cash flows from financing activities:
  Increase in notes payable to banks........................       --       --    1,500
  Proceeds received from notes payable to related parties...      489    2,500       --
  Principal payments on notes payable to related parties....     (659)  (2,622)  (9,733)
  Contributions from (distributions to) Parent..............       --     (116)     816
  Decrease in receivable from Parent........................      502    1,449    4,746
                                                               ------   ------   ------
          Net cash provided by (used in) financing
            activities......................................      332    1,211   (2,671)
                                                               ------   ------   ------
Effect of exchange rate changes on cash.....................      (61)      75      (17)
                                                               ------   ------   ------
Increase (decrease) in cash and cash equivalents............       14     (173)   1,708
Cash and cash equivalents, beginning of period..............      939      953      780
                                                               ------   ------   ------
Cash and cash equivalents, end of period....................   $  953   $  780   $2,488
                                                               ======   ======   ======

                 The accompanying notes are an integral part of
                     the consolidated financial statements.

                   OYO GEOSPACE CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  The Company

     OYO Geospace Corporation ("OYO") is a wholly-owned subsidiary of OYO Corporation U.S.A. (the "Parent"). The Parent is a wholly-owned subsidiary of OYO Corporation, a Japanese corporation ("OYO Japan"). OYO was formed in 1994, and effective September 30, 1994, the Parent transferred its investments in various wholly-owned subsidiaries to OYO. Through its subsidiaries, OYO designs, manufactures and distributes instruments and equipment used primarily in the acquisition and processing of seismic data in the oil and gas industry.

     Effective September 30, 1997, in anticipation of a proposed initial public offering of common stock, OYO distributed to the Parent its investment in TrueTime, Inc. ("TrueTime"), a business segment that comprised the design, manufacturing and distribution of precision time and frequency instruments. TrueTime has separate management, operating facilities and administrative functions, and none of its operating assets were retained. Accordingly, the accompanying financial statements exclude the accounts of TrueTime for all periods presented. The results of operations applicable to TrueTime that have been excluded from the accompanying financial statements are as follows:

                                                            YEAR ENDED SEPTEMBER 30,
                                                           --------------------------
                                                            1995      1996      1997
                                                           ------    ------    ------
                                                                 (IN THOUSANDS)
Net income...............................................  $1,179    $1,157    $1,255
Net income per share.....................................  $  .29    $  .29    $  .31

     OYO and its subsidiaries, exclusive of TrueTime, are referred to collectively as "OYO Geospace" or the "Company". The Company operates as a single business segment. The significant accounting policies followed by the Company are summarized below.

  Basis of Presentation

     The accompanying financial statements present the consolidated financial position and results of operations of the Company's equipment manufacturing operations. Intercompany balances and transactions, except those between the Company and TrueTime, have been eliminated.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

     The Company considers all highly liquid debt securities purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

  Concentrations of Credit Risk

     The Company sells products to customers throughout the United States and various foreign countries. The Company's normal credit terms for trade receivables are 30 days. In certain situations, credit terms may be extended to 60 days. The Company performs ongoing credit evaluations of its customers and generally does

                   OYO GEOSPACE CORPORATION AND SUBSIDIARIES not require collateral. Additionally, the Company provides long-term financing in the form of promissory notes when competitive conditions require such financing. Allowances are maintained for potential credit losses. One customer accounted for a substantial portion of the Company's notes receivable (see Note
4) and 4.6% and 10.4% of sales during the years ended September 30, 1995 and 1996, respectively.

  Inventories

     Inventories are stated at the lower of cost (as determined by the first-in, first-out method) or market. A single company is the sole supplier of a key component of the Company's line of wide-body thermal plotters.

  Property, Plant and Equipment and Rental Equipment

     Property, plant and equipment and rental equipment are stated at cost. Depreciation expense is provided by straight-line and accelerated methods over the following estimated useful lives:

                                                               YEARS
                                                              -------
Rental equipment............................................    3-5
Property, plant and equipment:
  Machinery and equipment...................................   3-10
  Buildings.................................................     25
  Other.....................................................   5-10

     Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense as incurred. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and any gain or loss thereon is reflected in operations.

  Revenue Recognition

     Revenue is primarily derived from the sale and short-term rental under operating lease of seismic instruments and equipment. Revenue is recognized when the products are shipped or the rentals occur. Short-term rentals comprised less than 10% of sales revenues for the years ended September 30, 1995, 1996 and 1997.

  Foreign Currency Gains and Losses

     The assets and liabilities of foreign subsidiaries have been translated to U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations have been translated using the average exchange rates during the year. Resulting translation adjustments have been recorded as a separate component of stockholder's equity as "Cumulative Foreign Currency Translation Adjustments." Foreign currency transaction gains and losses are included in the consolidated statement of operations as they occur.

  Income Taxes

     The Company joins in the consolidated U.S. income tax return of the Parent. Federal income taxes are provided as if a separate income tax return was filed. Foreign subsidiaries file separate income tax returns in the applicable foreign jurisdictions.

     The Company follows the liability method of accounting for income taxes whereby deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

                   OYO GEOSPACE CORPORATION AND SUBSIDIARIES

  Research and Development Costs

     Research and development costs are expensed as incurred.

  Goodwill

     Goodwill represents the excess of the purchase price of purchased subsidiaries over the estimated fair value of the net assets at the date of acquisition. Goodwill is amortized using the straight-line method over 40 years. The Company reviews the carrying value of goodwill to determine whether there has been an impairment since the date of acquisition by comparing the book value of those assets to the anticipated future undiscounted cash flows of those businesses or transactions which gave rise to the assets. If such undiscounted cash flows are less than the book value of the asset, such asset is written down to fair value.

  Product Warranties

     The Company sells products under warranties generally ranging from 1 year to 3 years. The estimated future cost under existing warranties has been provided for in the accompanying consolidated financial statements.

  Financial Instruments

     Financial instruments of the Company consist of cash and cash equivalents and amounts receivable and payable. The fair value of financial instruments approximates the amounts reported in the accompanying consolidated financial statements.

  Recent Accounting Pronouncements

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"). SFAS 128 changes the computation of earnings per share and requires dual presentation of basic and diluted earnings per share. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. SFAS 128 is not expected to have a material impact on earnings per share.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. It requires (a) classification of the components of other comprehensive income by their nature in a financial statement and (b) the display of the accumulated balance of the other comprehensive income separate from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS 130 is effective for years beginning after December 15, 1997 and is not expected to have a material impact on financial position or results of operations.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company has not determined the impact of SFAS 131 on its financial reporting practices.

2. RELATED PARTY ACQUISITION:

     In May 1996, the Company purchased all of the outstanding common stock of OYO UK Limited and OYO Investment UK Limited from OYO Japan for $1.6 million in cash. OYO UK Limited and OYO Investment UK Limited are incorporated in the United Kingdom and are referred to collectively as "OYO UK". The operations of OYO UK consist primarily of sales of the Company's products in foreign markets. The net assets of OYO UK are included in the accompanying consolidated financial statements subsequent to the acquisition date at historical cost in a manner similar to a pooling of interests since OYO UK and the

                   OYO GEOSPACE CORPORATION AND SUBSIDIARIES

Company are under common control. The purchase price paid exceeded the historical cost of OYO UK's net assets by $0.1 million and such excess has been recorded as a distribution to the Parent in the accompanying consolidated financial statements. The results of operations of OYO UK are included in the accompanying consolidated statement of operations beginning January 1, 1996. The results of operations of OYO UK for the year ended September 30, 1995, and for the period from October 1, 1995 through December 31, 1995, were immaterial.

3. INVENTORIES:

     Inventories consisted of the following:

                                                              AS OF SEPTEMBER 30,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
                                                                 (IN THOUSANDS)
Finished goods and subcomponents............................   $ 2,964       3,385
Work in process.............................................     2,143       2,641
Raw materials...............................................     7,757       9,009
                                                               -------     -------
                                                               $12,864     $15,035
                                                               =======     =======

4. NOTES RECEIVABLE:

     Notes receivable from customers consisted of the following:

                                                                  AS OF
                                                              SEPTEMBER 30,
                                                              --------------
                                                              1996     1997
                                                              -----    -----
                                                              (IN THOUSANDS)
Notes receivable with a customer under term and line of
  credit agreements, net of deferred interest and allowance
  for doubtful accounts, with various terms as described
  below.....................................................   $ --     $ --
Various notes receivable from customers bearing interest
  ranging from 8% per year to 12% per year, payable in
  monthly installments with final installments at various
  dates through April 1999..................................    532      161
                                                               ----     ----
                                                                532      161
Current maturities included in current trade accounts
  receivable................................................   (532)     131
                                                               ----     ----
                                                               $ --     $ 30
                                                               ====     ====

     Notes receivable with a customer under term and line of credit agreements consist of two promissory notes with the following terms:

          Term Note -- In fiscal 1992, the Company provided $5.0 million under a line of credit sales agreement to finance sales to the customer, bearing interest at 12%. Interest and principal was payable monthly with principal payments based on 5% of the outstanding balance as of the end of the previous month. During the months of August 1993 through January 1994, the Company temporarily modified the terms by lowering the monthly principal payments to 2.5% of the outstanding balance as of the end of the previous month. In December 1995, the line of credit was terminated and the outstanding balance at termination of $3.4 million was converted into a term loan, bearing interest at 12% per year, and payable in 48 monthly installments of $0.1 million, including interest, commencing January 16, 1996. The Company recorded a provision for loss of $1.5 million as of September 30, 1992 on the note receivable as a result of various defaults by the customer. In addition, interest income has not been recognized for periods subsequent to September 30, 1992. As of September 30, 1996, the customer was in default of the term note agreement for failure to make scheduled principal and interest payments.

                   OYO GEOSPACE CORPORATION AND SUBSIDIARIES

          Line of Credit -- In January 1996, the Company provided $3.0 million under a line of credit sales agreement, bearing interest at LIBOR + 3% and maturing on September 30, 1996. At September 30, 1996, the customer was in default for failure to make scheduled interest payments and failure to repay the outstanding balance at maturity.

     On December 6, 1996, the customer filed for protection under Chapter 11 of the bankruptcy code. The Company believed there was substantial doubt regarding the ability to recover any amounts on the notes receivable with the customer. Accordingly, a provision for loss of $2.8 million was recorded as of September 30, 1996, to reduce the combined carrying balance of the term and line of credit notes receivable to zero. Following is an analysis of combined activity with respect to the term and line of credit notes receivable:

                                                                  YEAR ENDED
                                                                SEPTEMBER 30,
                                                              ------------------
                                                               1995       1996
                                                              -------    -------
                                                                (IN THOUSANDS)
Contractual balance, beginning of period....................  $ 3,355    $ 3,229
Sales to the customer.......................................    1,229      2,862
Interest income added to principal..........................      420        567
Payments received...........................................   (1,775)      (463)
                                                              -------    -------
Contractual balance, end of period..........................    3,229      6,195
Allowance for loss..........................................   (1,500)    (4,334)
Interest income deferred....................................   (1,293)    (1,861)
                                                              -------    -------
Balance as reported, end of period..........................  $   436    $    --
                                                              =======    =======

     During the year ended September 30, 1997, the Company made sales to the customer under the line of credit and recognized bad debt expense of $0.1 million. The Company also made cash on delivery sales to the customer during the year ended September 30, 1997 of $0.6 million and recognized gross profit on such sales of $0.2 million. On April 29, 1997, the Company established secured creditor status with the bankruptcy court with respect to the amounts due under the notes receivable. In September 1997, the Company assigned its rights as a secured creditor to an unrelated entity, without recourse, in exchange for cash in the amount of 90% of the aggregate principal and accrued interest on the notes receivable. On September 29, 1997, the Company collected $6.2 million, including reimbursement of legal fees of $0.1 million, as a result of the assignment. Under order of the bankruptcy court, the Company is required to provide equipment purchase credits to the customer in the amount of $1.0 million and, accordingly, a liability for this amount was recorded as of September 30, 1997. The Company recognized income from the recovery in the statement of operations for the year ended September 30, 1997, in the aggregate amount of $5.1 million, consisting of $4.4 million of recovery of bad debt expense recognized in the current and prior years, and $0.7 million of interest income.

5. RENTAL EQUIPMENT:

     Rental equipment consisted of the following:

                                                              AS OF SEPTEMBER 30,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
                                                                 (IN THOUSANDS)
Geophones and related products..............................    $3,356      $4,198
Accumulated depreciation....................................    (2,077)     (1,804)
                                                                ------      ------
                                                                $1,279      $2,394
                                                                ======      ======

                   OYO GEOSPACE CORPORATION AND SUBSIDIARIES

6. PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment consisted of the following:

                                                              AS OF SEPTEMBER 30,
                                                              -------------------
                                                                1996       1997
                                                              --------   --------
                                                                (IN THOUSANDS)
Land........................................................   $   422    $ 1,792
Buildings...................................................       504      3,286
Machinery and equipment.....................................     4,325      4,666
Furniture and fixtures......................................       416        771
Transportation equipment....................................       183        265
Tools and molds.............................................       603        620
Leasehold improvements......................................       320        298
                                                               -------    -------
                                                                 6,773     11,698
Accumulated depreciation and amortization...................    (4,027)    (5,590)
                                                               -------    -------
                                                               $ 2,746    $ 6,108
                                                               =======    =======

7. NOTES PAYABLE TO BANKS AND RELATED PARTIES:

     In September 1997, the Company entered into uncommitted, uncollateralized line of credit agreements with banks in the aggregate amount of $13.0 million. Outstanding borrowings bear interest at a LIBOR-based rate. At September 30, 1997, the Company had outstanding borrowings of $1.5 million at an interest rate of 6.9%, which matured on October 29, 1997, and which were extended to December 1, 1997, at an interest rate of 6.22%.

     Notes payable to related parties consisted of the following:

                                                              AS OF SEPTEMBER 30,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
                                                                 (IN THOUSANDS)
Outstanding borrowings under bank lines of credit of the
  Parent, bearing interest at a weighted average rate of
  6.42% and 6.04% at September 30, 1995 and 1996,
  respectively, principal and interest payable at various
  dates from February 1997 through June 1997................   $ 2,810     $    --
$6,950 line of credit from OYO Japan, bearing interest at
  3.25% per year, (effective January 1, 1997, the interest
  rate was increased to 6.19%), interest payable quarterly,
  principal due on demand, collateralized by substantially
  all of the assets of the Company..........................     6,950          --
$2,800 line of credit from OYO Japan, payable in 20
  semi-annual installments of $140, plus interest due
  quarterly at 3.25% per year, (effective January 1, 1997,
  the interest rate was increased to 6.19%), collateralized
  by substantially all of the assets of the Company.........       840          --
Note payable to the Parent, bearing interest at 6% per year, principal and interest payable in 20 annual installments,
  collateralized by substantially all of the assets of OYO
  UK........................................................       416          --

                   OYO GEOSPACE CORPORATION AND SUBSIDIARIES

                                                              AS OF SEPTEMBER 30,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
                                                                 (IN THOUSANDS)
Note payable to an affiliate, noninterest bearing, payable
  in 120 monthly installments of CDN $787, maturing August
  2000, collateralized by leasehold improvements............        27          --
                                                               -------     -------
                                                                11,043          --
Current maturities..........................................    (3,124)         --
                                                               -------     -------
                                                               $ 7,919     $    --
                                                               =======     =======

     In September 1997, the Company retired all related party debt at carrying value for cash, with the exception of $1.3 million of debt which was contributed by the Parent to the Company's additional paid-in capital (Note 11).

8. ACCRUED EXPENSES:

     Accrued expenses consisted of the following:

                                                              AS OF SEPTEMBER 30,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
                                                                 (IN THOUSANDS)
Employee bonuses............................................    $  891      $1,426
Product warranty............................................       202         205
Compensated absences........................................       167         171
Legal and professional fees.................................       150         166
Customer equipment purchase credits.........................        --       1,027
Other.......................................................       521         721
                                                                ------      ------
                                                                $1,931      $3,716
                                                                ======      ======

9. STOCKHOLDER'S EQUITY:

     In conjunction with a planned initial public offering, the Company has filed a registration statement with the Securities and Exchange Commission to offer 2,000,000 common shares, including 1,000,000 common shares owned by Parent. The Company and the Parent has each agreed to grant the underwriters options to purchase up to 150,000 additional common shares (aggregate of 300,000 shares) to cover over-allotments, if any.

     In anticipation of the planned initial public offering, the board of directors of the Company approved an increase in the authorized shares of the Company's common stock thereby increasing the authorized number of shares to 20,000,000. In addition, the board of directors approved a 4,000-for-1 common stock split thereby increasing the number of shares owned by Parent to 4,000,000. Earnings per share information has been computed as if the Company's common stock, giving effect to the stock split, had been outstanding for all periods presented.

     In September 1997, the board of directors approved the 1997 Key Employee Stock Option Plan and the 1997 Non-Employee Director Plan and reserved an aggregate of 500,000 shares for issuance thereunder. No options have been granted under either plan.

                   OYO GEOSPACE CORPORATION AND SUBSIDIARIES

10. INCOME TAXES:

     Components of income before income taxes were as follows:

                                                           YEAR ENDED SEPTEMBER 30,
                                                          ---------------------------
                                                           1995      1996      1997
                                                          ------    ------    -------
                                                                (IN THOUSANDS)
United States...........................................  $3,341    $  756    $ 9,265
Foreign.................................................     579       830      1,360
                                                          ------    ------    -------
                                                          $3,920    $1,586    $10,625
                                                          ======    ======    =======

     The provision for income taxes consisted of the following:

                                                            YEAR ENDED SEPTEMBER 30,
                                                           --------------------------
                                                            1995      1996      1997
                                                           ------    ------    ------
                                                                 (IN THOUSANDS)
Current:
  Federal................................................  $1,097    $  707    $1,731
  Foreign................................................     289       321       634
  State..................................................     185       170       156
                                                           ------    ------    ------
                                                            1,571     1,198     2,521
                                                           ------    ------    ------
Deferred:
  Federal................................................     (13)     (376)    1,281
  Foreign................................................      21       (29)       --
  State..................................................      --      (216)      201
                                                           ------    ------    ------
                                                                8      (621)    1,482
                                                           ------    ------    ------
                                                           $1,579    $  577    $4,003
                                                           ======    ======    ======

     The differences between the effective tax rate reflected in the total provision for income taxes and the statutory federal tax rate of 34% were as follows:

                                                            YEAR ENDED SEPTEMBER 30,
                                                           --------------------------
                                                            1995      1996      1997
                                                           ------    ------    ------
Provision for U.S. federal income tax at statutory
  rate...................................................  $1,333    $  539    $3,613
Effect of foreign income taxes...........................      55        64       171
State income taxes, net of federal income tax benefit....     123       (30)      236
Nondeductible amortization...............................      11        12        12
Other, net...............................................      57        (8)      (29)
                                                           ------    ------    ------
                                                           $1,579    $  577    $4,003
                                                           ======    ======    ======

     Deferred income taxes under the liability method reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income tax asset were as follows:

                                                              AS OF SEPTEMBER 30,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
                                                                 (IN THOUSANDS)
Deferred income tax assets:
  Allowance for doubtful accounts...........................    $  193      $  241
  Allowance for loss and deferred interest on notes
     receivable.............................................     1,474          --
  Inventory.................................................       649         745
  Accrued product warranty..................................        69          70

                   OYO GEOSPACE CORPORATION AND SUBSIDIARIES

                                                              AS OF SEPTEMBER 30,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
                                                                 (IN THOUSANDS)
  Accrued compensated absences..............................        51          59
  Other.....................................................       170          --
                                                                ------      ------
                                                                 2,606       1,115
Deferred income tax liabilities:
  Property, plant and equipment and other...................      (931)       (989)
                                                                ------      ------
Net deferred income tax asset...............................    $1,675      $  126
                                                                ======      ======

     Deferred income taxes as of September 30, 1995 and 1996, are reported as follows in the accompanying consolidated balance sheet:

                                                              AS OF SEPTEMBER 30,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
                                                                 (IN THOUSANDS)
Current deferred income tax asset...........................    $  962      $1,115
Noncurrent deferred income tax asset........................       713          --
Noncurrent deferred tax liability...........................        --        (854)
                                                                ------      ------
                                                                $1,675      $  261
                                                                ======      ======

     Under the liability method, a valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the Company's historical taxable income record, and the expectation that the deductible temporary differences will reverse during periods in which the Company generates net taxable income or during periods in which losses can be carried back to offset prior year taxes, management believes that the Company will realize the benefit of net deferred tax assets.

     The financial reporting bases of investments in foreign subsidiaries exceeds their tax basis. A deferred tax liability is not recorded for this temporary difference because the investment is essentially permanent. A reversal of the Company's plans to permanently invest in the operations would cause the excess to become taxable. At September 30, 1996 and 1997, the temporary difference related to undistributed earnings for which no deferred taxes have been provided was approximately $2.0 million and $0.6 million, respectively. The determination of the unrecognized deferred tax liability related to the undistributed earnings is not practical.

11. RELATED PARTY TRANSACTIONS:

     Sales to OYO Japan and other affiliated companies, including OYO UK prior to the May 1996 acquisition, were approximately $2.0 million, $0.9 million and $0.6 million during the years ended September 30, 1995, 1996 and 1997, respectively. Purchases of inventory and equipment for resale from OYO Japan were approximately $2.8 million, $2.9 million and $2.4 million during the years ended September 30, 1995, 1996 and 1997, respectively.

     Interest expense on the lines of credit from OYO Japan was approximately $0.3 million, $0.3 million and $0.4 million during the years ended September 30, 1995, 1996 and 1997, respectively. The average outstanding principal balance on the lines of credit from OYO Japan was approximately $8.3 million, $7.9 million and $7.4 million during the years ended September 30, 1995, 1996 and 1997, respectively.

     Effective September 30, 1997, the Company purchased land, buildings and equipment used in the Company's operations from affiliates for $2.5 million in cash. The Company previously leased the facilities from the affiliates and incurred rent expense of approximately $0.2 million during each of the years ended September 30, 1994, 1995 and 1996. The purchase of land, buildings and equipment was recorded at the historical net book of the affiliates since the Company and affiliates are under common control. The excess of the historical net book value over the purchase of $0.2 million was recorded to additional paid-in capital, net of deferred income taxes of $0.1 million.

                   OYO GEOSPACE CORPORATION AND SUBSIDIARIES

     Prior to September 19, 1997, the Company participated in the cash management system of the Parent whereby the net cash generated from daily operations was swept to the Parent's concentration account and cash required for daily operations was provided from the Parent's concentration account. There were no terms for interest or repayment on the resulting intercompany balances. At September 30, 1995 and 1996, the Company had a net receivable from the Parent resulting from the cash management system of $6.2 million and $4.7 million, respectively, which is presented as a component of stockholder's equity in the accompanying consolidated balance sheet. On September 19, 1997, the Company separated from the Parent's cash management system and the receivable on that date of $5.0 million was collected in cash. At the separation date, the Parent made a cash contribution to the Company of $0.8 million as consideration for interest on the receivable balance during the period October 1994 through the separation date.

     During September 1997, additional paid-in capital was increased from the following transactions with the Parent:

                                                              (IN THOUSANDS)
Excess of historical net book value of land, buildings and
  equipment over the purchase price, net of deferred income
  taxes.....................................................      $  116
Contribution of obligations owed to the Parent..............       4,165
Interest on receivable from the Parent......................         775
Other.......................................................          42
                                                                  ------
                                                                  $5,098
                                                                  ======

12. COMMITMENTS AND CONTINGENCIES:

  Operating Leases

     The Company leases certain office space and equipment under noncancelable operating leases. The approximate future minimum rental commitments under noncancelable operating leases are as follows:

                        YEAR ENDING
                       SEPTEMBER 30,
                       -------------                          (IN THOUSANDS)
   1998.....................................................       $187
   1999.....................................................        179
   2000.....................................................         16
   2001 and thereafter......................................         17
                                                                   ----
                                                                   $399
                                                                   ====

     Rent expense was approximately $0.4 million for each of the years ended September 30, 1995, 1996 and 1997, respectively, including rent expense on land, buildings, and equipment which the Company purchased September 30, 1997, as described in Note 11.

  Retirement Plan

     The Company's employees are participants in the Parent's 401(k) Retirement Plan (the "Plan"), which covers substantially all eligible employees in the United States. The Plan is a qualified salary reduction plan in which all eligible participants may elect to have a percentage of their compensation contributed to the Plan, subject to certain guidelines issued by the Internal Revenue Service. The Company's share of discretionary contributions was approximately $0.2 million for each of the years ended September 30, 1995, 1996 and 1997, respectively.

  Legal Proceedings

     From time to time the Company is a party to what it believes is routine litigation and proceedings that may be considered as part of the ordinary course of its business.

                   OYO GEOSPACE CORPORATION AND SUBSIDIARIES

     The Company has received a copy of a letter from a law firm representing a competitor which was sent to certain employees of the Company, including two officers, who were formerly employees of the competitor, making certain accusations and threats on account of their employment by the Company. It appears to be the allegation that such employees, by accepting employment with the Company, have breached obligations as to confidential information, trade secrets and, (with respect to certain of such employees, excluding the two officers) non-competition with the competitor and that the Company has some role in such activities. While it is unable to predict whether any action will be taken against it or against any such employees, the Company does not believe that it has done anything improper in hiring certain former employees of the competitor and will vigorously defend against any claim made against it in such regards. The Company further understands that such employees, and in particular those which are officers of the Company, will likewise vigorously defend against any such claim. Nonetheless, should the competitor pursue legal action against the Company with respect to these matters and prevail, such proceeding could have an adverse effect on the Company's business, results of operations, cash flows or financial condition.

     The Company is not aware of any other current or pending litigation or proceedings that could have a material adverse effect on the Company's results of operations, cash flows or financial condition.

13. SUPPLEMENTAL CASH FLOW INFORMATION:

     Supplemental cash flow information was as follows:

                                                          YEAR ENDED SEPTEMBER 30,
                                                        -----------------------------
                                                         1995       1996       1997
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Cash paid for:
  Interest............................................  $   359    $   409    $   207
  Income taxes........................................    2,616      2,095      2,241
Noncash investing and financing activities:
  Contribution of obligations owed to Parent..........       --         --      4,165

     Assets acquired, other than cash, and liabilities assumed with the May 1996 acquisition of OYO UK totaled $1.6 million and $0.7 million, respectively.

14. FOREIGN OPERATIONS:

     Summary financial information of the Company's foreign subsidiaries is presented below:

                                                          YEAR ENDED SEPTEMBER 30,
                                                        -----------------------------
                                                         1995       1996       1997
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Net sales:
  United States.......................................  $31,200    $29,797    $39,736
  Canada..............................................    4,169      3,066      4,590
  Europe..............................................       --      2,167      2,541
  Eliminations........................................   (2,754)    (4,152)    (5,818)
                                                        -------    -------    -------
                                                        $32,615    $30,878    $41,049
                                                        =======    =======    =======
Income from operations:
  United States.......................................  $ 4,236    $ 1,399    $ 9,676
  Canada..............................................      570        664      1,172
  Europe..............................................       --         20         77
  Eliminations........................................       45        (31)      (363)
                                                        -------    -------    -------
                                                        $ 4,851    $ 2,052    $10,562
                                                        =======    =======    =======

                   OYO GEOSPACE CORPORATION AND SUBSIDIARIES

                                                             AS OF SEPTEMBER 30,
                                                        -----------------------------
                                                         1995       1996       1997
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Identifiable assets:
  United States.......................................  $23,160    $24,497    $30,186
  Canada..............................................    3,821      3,709      6,799
  Europe..............................................       --      3,237      2,186
  Eliminations........................................   (2,722)    (5,171)    (4,093)
                                                        -------    -------    -------
                                                        $24,259    $26,272    $35,078
                                                        =======    =======    =======

============================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.
                            ------------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Prospectus Summary.........................     3
Risk Factors...............................     8
The Company................................    13
Use of Proceeds............................    14
Dividend Policy............................    14
Dilution...................................    15
Capitalization.............................    15
Selected Financial Data....................    16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................    17
Business...................................    21
Management.................................    30
Relationship With OYO Japan and Related
  Transactions.............................    35
Security Ownership of Management and
  Principal Stockholder....................    36
Selling Stockholder........................    37
Description of Capital Stock...............    37
Shares Eligible for Future Sale............    39
Underwriting...............................    41
Legal Matters..............................    43
Experts....................................    43
Available Information......................    43
Glossary...................................    44
Index to Financial Statements..............   F-1

       UNTIL DECEMBER 16, 1997, ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

============================================================

============================================================

                                2,000,000 SHARES

                              [OYO GEOSPACE LOGO]

                                  COMMON STOCK
                            -----------------------

                                   PROSPECTUS
                            -----------------------
                         RAUSCHER PIERCE REFSNES, INC.

                        RAYMOND JAMES & ASSOCIATES, INC.
                               NOVEMBER 20, 1997

============================================================